Exhibit 99.1

WOORI FINANCE HOLDINGS CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

AND INDEPENDENT ACCOUNTANT’S REVIEW REPORT

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Woori Finance Holdings Co., Ltd.:

Report on the consolidated financial statements

We have reviewed the accompanying consolidated financial statements of Woori Finance Holdings Co., Ltd. and its subsidiaries (the “Group”). The financial statements consist of the consolidated statements of financial position as of June 30, 2012 and the related consolidated statements of comprehensive income for the three and six months ended June 30, 2012 and 2011 and the related consolidated statements of changes in stockholder’s equity and cash flows for the six months ended June 30, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

The Group’s management is responsible for the preparation and fair presentation of the accompanying consolidated financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent accountants’ responsibility

Our responsibility is to express a conclusion on the accompanying consolidated financial statements based on our review.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements of the Group are not presented fairly, in all material respects, in accordance with K-IFRS 1034, Interim Financial Reporting.

Others

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the consolidated statement of financial position of the Group as of December 31, 2011 and the related consolidated statement of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein) and in our report dated March 21, 2012, we expressed an unqualified opinion on those consolidated financial statements. The accompanying statement of financial position as of December 31, 2011, which is comparatively presented in the accompanying consolidated financial statement, does not differ in material respects from such audited consolidated statement of financial position.

August 23, 2012

Notice to Readers

This report is effective as of August 23, 2012, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between this review report date and the time the report is read. Such events or circumstances could significantly affect the accompanying financial consolidated statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

The accompanying consolidated financial statements including all footnote disclosures were prepared by and are the responsibility of the Group.

Pal Seung Lee

Chairman and Chief Executive Officer

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

	June 30, 2012	December 31, 2011
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 2)	5,480,860	6,417,123
Financial assets at fair value through profit or loss (Notes 4,6,7,11,17,25 and 26)	25,961,761	25,600,231
Available-for-sale financial assets (Notes 4,8,11,17 and 44)	19,019,521	19,671,924
Held-to-maturity financial assets (Notes 4,9,11 and 17)	19,059,506	20,036,128
Loans and receivables (Notes 4,6,10,11,17,31,43 and 44)	243,395,626	235,159,956
Investments in jointly controlled entities and associates (Note 12)	918,289	928,233
Investment properties (Notes 13 and 16)	499,942	498,999
Premises and equipment (Notes 14,16 and 17)	3,166,232	3,134,472
Intangible assets and goodwill (Note 15)	426,202	447,891
Current tax assets (Note 40)	22,362	56,570
Deferred tax assets (Note 40)	51,401	79,980
Derivative assets (Notes 4,11 and 25)	318,745	326,840
Assets held for sale (Note 16)	65,463	56,243
Other assets (Notes 18 and 44)	321,496	377,059

Total assets	318,707,406	312,791,649

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4,11,19,25 and 26)	11,227,342	9,621,546
Deposits due to customers (Notes 4,11,20 and 44)	203,563,078	195,930,482
Borrowings (Notes 4,11 and 21)	33,672,120	34,666,709
Debentures (Notes 4,11 and 21)	28,664,705	29,265,833
Provision (Notes 22,42 and 44)	1,072,280	892,308
Retirement benefit obligation (Note 23)	164,043	119,704
Current tax liabilities (Note 40)	151,640	274,257
Deferred tax liabilities (Note 40)	131,277	260,431
Derivative liabilities (Notes 4,11 and 25)	34,710	33,493
Other financial liabilities (Notes 4,11,24,43 and 44)	17,094,856	19,083,709
Other liabilities (Notes 24 and 44)	483,445	569,783

Total liabilities	296,259,496	290,718,255

EQUITY
Owners’ equity:	18,155,983	17,523,998
Capital stock (Note 27)	4,030,077	4,030,077
Hybrid securities (Note 28)	498,407	309,010
Capital surplus (Note 27)	174,587	175,768
Other equity (Note 29)	306,992	586,421
Retained earnings (Notes 30 and 31)	13,145,920	12,422,722
Non-controlling interests	4,291,927	4,549,396

Total equity	22,447,910	22,073,394

Total liabilities and equity	318,707,406	312,791,649

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

	2012		2011
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
	(Korean Won in millions, except per share data)
Net interest income (Notes 33 and 44)	1,837,358	3,699,430	1,806,258	3,539,588

Interest income	3,812,478	7,656,801	3,742,177	7,299,679
Interest expense	1,975,120	3,957,371	1,935,919	3,760,091

Net fees and commissions income (Notes 34 and 44)	248,159	521,498	310,390	623,707

Fees and commissions income	407,921	835,459	464,902	897,108
Fees and commissions expense	159,762	313,961	154,512	273,401

Dividends (Note 35)	38,917	109,862	55,964	144,821
Gain (loss) on financial assets at fair value through profit or loss (Note 36)	(578)	(23,742)	39,208	91,178
Gain on available-for-sale financial assets (Note 37)	265,925	541,937	994,992	1,009,415
Impairment loss on credit loss (Note 38)	924,926	1,358,652	782,305	1,234,865
Other net operating expenses (Notes 39 and 44)	(1,058,848)	(2,162,185)	(1,211,450)	(2,158,110)

Operating income	406,007	1,328,148	1,213,057	2,015,734

Share of profits of jointly controlled entities and associates (Note 12)	23,082	41,767	(19,942)	25,905

Net income before income tax expense	429,089	1,369,915	1,193,115	2,041,639

Income tax expense (Note 40)	81,530	307,991	350,817	564,032

Net income	347,559	1,061,924	842,298	1,477,607

Net income attributable to owners	292,609	937,634	792,295	1,294,912
Net income attributable to non-controlling interests	54,950	124,290	50,003	182,695

Other comprehensive income (loss), net of tax

Loss on available-for-sale financial assets	(159,957)	(293,072)	(830,581)	(349,795)
Share of other comprehensive gain (loss) of jointly controlled entities and associates	32,921	45,329	(5,131)	(25,804)
Gain (loss) on overseas business translation	14,082	(16,342)	(30,526)	(58,687)
Gain (loss) on valuation of cashflow hedge	(3,588)	3,504	9,462	14,897

	(116,542)	(260,581)	(856,776)	(419,389)

Total comprehensive income (loss)

Comprehensive income (loss) attributable to owners	137,627	652,635	(60,289)	872,924
Comprehensive income attributable to non-controlling interests	93,390	148,708	45,811	185,294

	231,017	801,343	(14,478)	1,058,218

Basic and diluted earnings per share (Note 41)	354	1,148	983	1,607

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

	Common stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2011	4,030,077	—	180,105	1,002,019	10,489,339	15,701,540	4,563,214	20,264,754
Net income	—	—	—	—	1,294,912	1,294,912	182,695	1,477,607
Dividends	—	—	—	—	(201,503)	(201,503)	(36,687)	(238,190)
Changes in treasury stocks of consolidated subsidiaries	—	—	(109)	—	—	(109)	(17,187)	(17,296)
Changes in other capital surplus	—	—	(281)	—	—	(281)	—	(281)
Valuation of available-for-sale financial assets	—	—	—	(356,521)	—	(356,521)	6,726	(349,795)
Changes in equity of jointly controlled entities and associates	—	—	—	(25,384)	—	(25,384)	(420)	(25,804)
Foreign currency translation	—	—	—	(48,935)	—	(48,935)	(9,752)	(58,687)
Cashflow hedge	—	—	—	8,852	—	8,852	6,045	14,897
Changes in other equity	—	—	—	(9,434)	—	(9,434)	985	(8,449)
Changes in equity of non-controlling interests	—	—	—	—	—	—	(7,276)	(7,276)
Dividends to hybrid securities	—	—	—	—	—	—	(80,868)	(80,868)
Repayment of hybrid securities	—	—	—	—	—	—	(299,999)	(299,999)
Others	—	—	—	—	6,500	6,500	2,865	9,365

June 30, 2011	4,030,077	—	179,715	570,597	11,589,248	16,369,637	4,310,341	20,679,978

January 1, 2012	4,030,077	309,010	175,768	586,421	12,422,722	17,523,998	4,549,396	22,073,394
Net income	—	—	—	—	937,634	937,634	124,290	1,061,924
Dividends	—	—	—	—	(201,503)	(201,503)	(40,842)	(242,345)
Changes in capital surplus of consolidated subsidiaries	—	—	(1,181)	—	—	(1,181)	(220)	(1,401)
Valuation of available-for-sale financial assets	—	—	—	(280,024)	—	(280,024)	(13,048)	(293,072)
Changes in equity of jointly controlled entities and associates	—	—	—	(4,339)	—	(4,339)	49,668	45,329
Foreign currency translation	—	—	—	(3,396)	—	(3,396)	(12,946)	(16,342)
Cashflow hedge	—	—	—	2,760	—	2,760	744	3,504
Changes in other equity	—	—	—	5,229	—	5,229	3,106	8,335
Amortization of discount on stock issue of consolidated subsidiaries	—	—	—	341	(341)	—	—	—
Changes in equity of non-controlling interests	—	—	—	—	—	—	(299,803)	(299,803)
Dividends to hybrid securities	—	—	—	—	(12,592)	(12,592)	(68,418)	(81,010)
Issue of hybrid securities	—	189,397	—	—	—	189,397	—	189,397

June 30, 2012	4,030,077	498,407	174,587	306,992	13,145,920	18,155,983	4,291,927	22,447,910

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

	2012	2011
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,061,924	1,477,607
Adjustments:
Income tax expense	307,991	564,032
Interest income	(7,656,801)	(7,299,679)
Interest expense	3,957,371	3,760,091
Dividend income	(109,862)	(144,821)
Impairment loss on credit loss	1,358,652	1,234,865
Loss on valuation of financial instruments at fair value through profit or loss	6,438	—
Loss on valuation of associates investments	1,908	7,300
Loss on foreign exchange translation	13,762	20,744
Loss on disposal of investments in jointly controlled entities and associates	18,079	—
Loss on disposal of premises and equipment and other assets	1,670	4,154
Impairment loss of premises and equipment and other assets	7,579	12,021
Loss on transaction of derivatives	23,228	5,009
Loss on valuation of derivatives	10,427	15,049
Loss on fair value hedged items	29,616	23,844
Provisions	21,527	10,464
Retirement benefits	110,107	78,598
Depreciation and amortization	145,615	134,506
Gain on valuation of financial instruments at fair value through profit or loss	—	(27,434)
Gain on available-for-sale financial assets	(541,937)	(1,009,415)
Gain on valuation of associates investments	(43,675)	(33,205)
Gain on foreign exchange translation	(7,958)	(17,628)
Gain on disposal of investments in jointly controlled entities and associates	(24,702)	(33,790)
Gain on disposal of premises and equipment and other assets	(1,650)	(7,233)
Reversal of impairment loss of premises and equipment and other assets	(1,929)	(3,528)
Gain on transaction of derivatives	(381)	(233)
Gain on valuation of derivatives	(33,306)	(18,727)
Gain on fair value hedged items	(28,271)	(8,247)
Reversal of provisions	(43,656)	(17,477)
Changes in operating assets and liabilities:
Decrease (increase) in financial instruments at fair value through profit or loss	1,237,825	(308,763)
Increase in loans and receivables	(9,313,170)	(15,628,752)
Decrease in other assets	19	41,315
Increase in deposits due to customers	7,631,499	4,127,413
Decrease in provision for guarantee and unused commitment	(56,833)	(11,541)
Decrease in retirement benefit obligation	(65,768)	(19,299)
Increase (decrease) in other financial liabilities	(2,130,922)	6,258,609
Increase (decrease) in other liabilities	(63,051)	135,637
Cash received from (paid for) operating activities:
Interest income received	7,638,560	7,228,658
Interest expense paid	(4,100,298)	(3,523,543)
Dividends received	95,991	142,805
Income tax paid	(416,592)	(297,970)

Net cash used in operating activities	(960,974)	(3,128,564)

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

	2012	2011
	(Korean Won in millions)
Cash flows from investing activities:
Disposal of available-for-sale financial assets	9,922,908	11,495,073
Redemption of held-to-maturity financial assets	6,478,512	5,385,503
Disposal of investments in jointly controlled entities and associates	122,496	82,311
Disposal of investment properties	—	130,486
Disposal of premises and equipment	11,156	34,595
Disposal of intangible assets	1,535	4,167
Disposal of assets held for sale	5,814	41,741
Acquisition of available-for-sale financial assets	(9,072,711)	(7,132,030)
Acquisition of held-to-maturity financial assets	(5,501,847)	(6,629,923)
Acquisition of investment in jointly controlled entities and associates	(5,400)	(161,715)
Acquisition of investment properties	(2,320)	(4,662)
Acquisition of premises and equipment	(135,345)	(106,753)
Acquisition of intangible assets	(34,085)	(233,908)

Net cash provided by investing activities	1,790,713	2,904,885

Cash flows from financing activities:
Increase in borrowings	34,742,441	42,077,538
Issuance of debentures	5,132,791	4,197,028
Issuance of hybrid securities	189,397	—
Net increase in hedging derivatives	12,883	—
Payment of borrowings	(35,735,936)	(41,925,608)
Payment of debentures	(5,709,733)	(3,423,390)
Dividends paid	(201,503)	(201,503)
Dividends paid on hybrid securities	(11,930)	—
Net decrease in hedging derivatives	—	(5,399)
Cash outflows provided by other financing activities	—	(14,418)
Net decrease in non-controlling interests	(123,630)	(435,568)

Net cash provided by (used in) financing activities	(1,705,220)	268,680

Net increase (decrease) in cash and cash equivalents	(875,481)	45,001

Cash and cash equivalents, beginning of the period	6,417,123	4,871,109
Effects of exchange rate changes on cash and cash equivalents	(60,782)	57,515

Cash and cash equivalents, end of the period	5,480,860	4,973,625

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

1. General

(1) Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (hereinafter referred to “Woori Finance Holdings” or the “Company”) was incorporated on March 27, 2001, to manage the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea (merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 10 subsidiaries including Woori Bank and 139 second-tier subsidiaries including Woori Credit Information Co., Ltd. as of June 30, 2012.

Upon incorporation, the Company’s stock amounted to 3,637,293 million Won, consisting of 727,458,609 common shares (5,000 Won per share). As a result of several capital increases, exercise of warrants and conversion rights since incorporation, the Company’s stock amounted to 4,030,077 million Won, consisting of 806,015,340 common shares issued as of June 30, 2012. KDIC owns 459,198,609 shares out of total outstanding shares representing 56.97% ownership of the Company.

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2) The financial statements for the Company and its subsidiaries (the “Group”) includes the following subsidiaries (Unit: Korean Won in millions, USD in thousands, EUR in thousands, VND in millions, IDR in millions, RUB in millions):

			June 30, 2012		December 31, 2011
Subsidiaries	Capital	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori Finance Holdings:
Woori Bank	3,829,800	Banking	765,956,580	100.0	765,956,580	100.0
Kyongnam Bank	290,300	”	58,050,037	100.0	58,050,037	100.0
Kwangju Bank	247,100	”	49,413,851	100.0	49,413,851	100.0
Woori FIS Co., Ltd.	4,500	System software development& maintenance	900,000	100.0	900,000	100.0
Woori F&I	70,000	Finance	14,000,000	100.0	14,000,000	100.0
Woori Investment & Securities (*1)	1,120,500	Securities investment	75,426,214	37.9	75,426,214	37.9
Woori Asset Management	33,300	Finance	6,662,000	100.0	6,662,000	100.0
Woori Private Equity Co., Ltd.	30,000	”	6,000,000	100.0	6,000,000	100.0
Woori Financial	84,800	”	8,909,439	52.5	8,909,439	52.5
Woori FG Savings Bank	31,600	”	6,320,000	100.0	6,320,000	100.0
Woori Bank:
Woori Credit Information Co., Ltd.	5,000	Finance	1,008,000	100.0	1,008,000	100.0
Woori America Bank (*10)	USD 122,500	Banking	24,500,000	100.0	24,500,000	100.0
Woori Global Market Asia Limited (*10)	USD 50,000	”	39,000,000	100.0	39,000,000	100.0
Woori Bank (China) Limited (*10)	USD 308,810	”	—	100.0	—	100.0
ZAO Woori Bank (*10)	RUB 500	”	19,999,999	100.0	19,999,999	100.0
PT. Bank Woori Indonesia (*10)	IDR 170,000	”	1,618	95.2	1,618	95.2
Korea BTL Infrastructure Fund (*4)	524,100	Finance	104,823,493	100.0	93,393,568	100.0

			June 30, 2012		December 31, 2011
Subsidiaries	Capital	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori Fund Service Co., Ltd.	3,000	Finance	600,000	100.0	600,000	100.0
Kumho Trust 1st Co., Ltd. (*2)	50	Asset securitization	—	0.0	—	0.0
Asiana Saigon Inc. (*2)	10	”	—	0.0	—	0.0
An-Dong Raja 1st Co., Ltd. (*2)	50	”	—	0.0	—	0.0
Consus 8th Co., LLC (*2)	10	”	—	0.0	—	0.0
KAMCO Value Recreation 1st Securitization Specialty Co., Ltd. (*2)	10	”	150	15.0	150	15.0
Woori IB Global Bond Co., Ltd. (*2)	50	”	—	0.0	—	0.0
IB Global 1st Inc. (*2)	10	”	—	0.0	—	0.0
Real DW Second Co., Ltd. (*2)	10	”	—	0.0	—	0.0
Hermes STX Co., Ltd. (*2)	10	”	—	0.0	—	0.0
BWL First Co., LLC (*2)	10	”	—	0.0	—	0.0
Woori Poongsan Co., Ltd. (*2)	10	”	—	0.0	—	0.0
Ocean Sand Co., Ltd. (*2)	10	”	—	0.0	—	0.0
Kyongnam Bank:
Consus 6th Co., LLC (*2)	10	”	—	0.0	—	0.0
Kwangju Bank:
Euro Quanto Second Inc. (*2)	10	”	—	0.0	—	0.0
Hybrid 1st Specialty Inc. (*2)	10	”	—	0.0	—	0.0
KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd. (*2)	10	”	150	15.0	150	15.0
Woori F&I:
Woori AMC Co., Ltd.	4,000	Asset management	800,000	100.0	800,000	100.0
Woori F&I Seventh Asset Securitization Specialty	500	Asset securitization	105,300	100.0	105,300	100.0
Woori F&I Eighth Asset Securitization Specialty	100	”	19,600	100.0	19,600	100.0
Woori F&I Tenth Asset Securitization Specialty (*5)	60	”	12,020	100.0	48,020	100.0
Woori F&I Eleventh Asset Securitization Specialty (*5)	60	”	11,060	100.0	61,060	100.0
Woori F&I Thirteenth Asset Securitization Specialty (*5)	400	”	74,577	94.6	127,536	94.6
Woori SB Tenth Asset Securitization Specialty	4,100	”	410,711	50.0+ 1share	410,711	50.0+ 1share
Woori F&I Sixteenth Asset Securitization Specialty	500	”	103,620	100.0	103,620	100.0
Woori EA Third Asset Securitization Specialty (*5)	1,300	”	185,808	70.0	227,808	70.0
Woori EA Fourth Asset Securitization Specialty	1,300	”	185,920	70.0	185,920	70.0
Woori EA Fifth Asset Securitization Specialty (*5)	600	”	77,000	70.0	112,000	70.0
Woori F&I Seventeenth Asset Securitization Specialty (*5)	70	”	13,000	100.0	15,500	100.0
WR Loan Inc.	10	”	2,000	100.0	2,000	100.0
Woori EA Eighth Asset Securitization Specialty	1,800	”	18,105	51.0	18,105	51.0
WR Investment America, LLC (*10)	USD 25,000	Administration of NPL	25,000,000	100.0	25,000,000	100.0
Woori F&I Eighteenth Asset Securitization Specialty (*5)	30	Asset securitization	5,100	100.0	5,600	100.0
Woori EA Tenth Asset Securitization Specialty (*5)	50	”	5,406	51.0	5,610	51.0
Woori F&I Nineteenth Asset Securitization Specialty (*5)	20	”	3,400	100.0	3,600	100.0
Woori F&I Twentieth Asset Securitization Specialty	60	”	7,200	60.0	7,200	60.0

			June 30, 2012		December 31, 2011
Subsidiaries	Capital	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori F&I 21st Asset Securitization Specialty	30	”	6,400	100.0	6,400	100.0

Woori F&I 22nd Asset Securitization Specialty	20	Asset securitization	4,200	60.0	4,200	60.0
Woori F&I 23rd Asset Securitization Specialty	60	”	12,800	100.0	12,800	100.0
Woori F&I 24th Asset Securitization Specialty	20	”	3,998	100.0	3,998	100.0
Woori F&I 25th Asset Securitization Specialty (*3)	30	”	5,000	100.0	—	—
Woori EA Twelfth Asset Securitization Specialty	200	”	26,600	70.0	26,600	70.0
Woori EA Thirteenth Asset Securitization Specialty	200	”	24,500	70.0	24,500	70.0
Woori EA Fourteenth Asset Securitization Specialty	100	”	16,800	70.0	16,800	70.0
Woori EA Fifteenth Asset Securitization Specialty (*3)	200	”	25,200	70.0	—	—
Woori F&I 26th Asset Securitization Specialty (*3)	20	”	4,100	100.0	—	—
Woori F&I 27th Asset Securitization Specialty (*3)	30	”	5,100	100.0	—	—
Woori F&I 28th Asset Securitization Specialty (*3)	20	”	3,698	100.0	—	—
Woori Investment & Securities:
Woori Futures Co., Ltd.	25,000	Futures trading	5,000,000	100.0	5,000,000	100.0
Woori Investment Asia PTE, Ltd. (*10)	USD 50,000	Securities investments	50,000,000	100.0	50,000,000	100.0
Woori Absolute Global Opportunity Fund (*5)(*9)(*10)	USD 0.08	”	7,920	100.0	44,700	100.0
LG Investments Holding B.V. (*10)	EUR 16,424	”	1,642,398,242	100.0	1,642,398,242	100.0
Woori Investment Securities (H.K.) Ltd. (*4)(*10)	USD 72,500	Securities business	72,500,000	100.0	22,500,000	100.0
Connacht Capital Market Investment (*10)	USD 150	Securities investments	15,000,000	100.0	15,000,000	100.0
Woori Investment Securities Int’l Ltd. (*10)	USD 5,788	”	5,788,000	100.0	5,788,000	100.0
Woori Investment Securities America, Inc. (*10)	USD 0.003	”	300	100.0	300	100.0
Woori CBV Securities Corporation (*1)(*9)(*10)	VND 135,000	Securities business	6,615,000	49.0	6,615,000	49.0
MARS First Private Equity Fund (*5)	—	Other financial business	—	52.9	18,000,000	52.9
MARS Second Private Equity Fund (*1)	282,000	”	25,066,666,670	8.9	25,066,666,670	8.9
Woori Absolute Partners PTE, Ltd. (*10)	USD 5,000	Securities investments	5,000,000	100.0	5,000,000	100.0
Woori Korindo Securities Indonesia (*10)	IDR 105,020	”	150,000,000	60.0	150,000,000	60.0
Woori Absolute Return Investment Strategies Fund (*9)(*10)	USD 0.3	”	30,000	100.0	30,000	100.0
KoFC Woori Growth Champ Private Equity Fund (*4)(*7)	58,000	Other financial business	15,819	27.3	15,351	27.3
Woori Investment advisory Co., Ltd.(Beijing) (*6)(*10)	USD 3,209	Securities investments	—	95.5	—	100.0
KAMCO Value Recreation 9th Securitization Specialty Co., Ltd. (*2)	10	Asset securitization	150	15.0	150	15.0
Woori Giant First Co., Ltd.	30,000	”	3,000,000	100.0	3,000,000	100.0
Woori Private Equity Co. , Ltd.:
Woori Private Equity Fund	231,600	Private Fund	136,122	61.0	136,122	61.0
Woori EL Co., Ltd.	10	”	1,010	100.0	1,010	100.0
MARS First:
MARS INS First, Ltd. (*5)	4	”	800	100.0	4,000	100.0

			June 30, 2012		December 31, 2011
Subsidiaries	Capital	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori Private Equity Fund:
Kumho Investment Bank (*1)	90,000	Finance	74,550,000	41.4	74,550,000	41.4

Kumho Investment Bank:
HUB 1st Co., Ltd. (*2)	50	Asset securitization	—	0.0	—	0.0
HUB 2nd Co., Ltd. (*2)	10	”	—	0.0	—	0.0
HUB 3rd Co., Ltd. (*2)	10	”	—	0.0	—	0.0
Two Eagles KIB LLC (*9)(*10)	100	Other service business	—	100.0	—	100.0
Woori, Kyongnam, Kwangju Bank:
TY Second Asset Securitization Specialty (*8)	50	Asset securitization	—	—	—	0.0
Woori Private Equity Co., Ltd. and Two Eagles KIB LLC:
Two Eagles LLC (*10)	200	”	—	55.0	—	55.0
Woori Private Equity Fund and My Asset Manhattan Private REIT 1st:
Sahn Eagles LLC (*10)	USD 80,000	Other financial business	52,523,601	65.6	52,523,601	65.6
Woori, Kyongnam, Kwangju Bank, Woori Investment & Securities and Kumho Investment Bank:
Woori Partner Plus Private Equity Securities 4th and 42 beneficiary certificates for the rest	—	Beneficiary certificates	—	—	—	—

(*1)	As the Group has controlling power over the entity so as to obtain benefits, the entity is included in the consolidation.
(*2)	Classified as a special purpose entity (“SPE”) and included in consolidation scope under Standing Interpretations Committee (“SIC”) -12 Consolidation—Special Purpose Entities, considering the activities of the SPE, decision-making powers, benefits and risks. In addition, principal and interest guaranteed trusts of Woori Bank, Kyongnam Bank, and Kwangju Bank are included in consolidation under SIC-12 Consolidation—Special Purpose Entities.
(*3)	During the six months ended June 30, 2012, Woori F&I acquired each 100%, 100%, 100%, 100% and 70% ownership interest of Woori F&I 25th Asset Securitization Specialty, Woori F&I 26th Asset Securitization Specialty, Woori F&I 27th Asset Securitization Specialty, Woori F&I 28th Asset Securitization Specialty, and Woori EA 15th Asset Securitization Specialty, respectively.
(*4)	The number of holding shares increased due to the paid-in capital increase during the six months ended June 30, 2012.
(*5)	The number of holding shares decreased due to the paid-in capital decrease during the six months ended June 30, 2012.
(*6)	The Company’s ownership interest decreased due to disproportionate increase in paid-in capital for the six months ended June 30, 2012.
(*7)	KoFC Woori Growth Champ Private Equity Fund was included in the scope of consolidation as Woori Investment & Securities has controlling power as the general partner of the fund.
(*8)	Disposed during the six months ended June 30, 2012.
(*9)	Two Eagles KIB LLC and Woori Absolute Global Opportunity Fund, Woori CBV Securities Corporation and Woori Absolute Return Investment Strategies Fund were consolidated to use financial information based on the financial statements as of March 31, 2012 and May 31, 2012, respectively. There is no significant effect due to transactions and events which has been occurred subsequent to March 31, 2012 and May 31, 2012, respectively.
(*10)	All subsidiaries are located in Korea except for the following subsidiaries; 1) Woori America Bank, WR Investment America, LLC, Woori Investment Securities America, Inc., Two Eagles KIB LLC, Two Eagles LLC and Sahn Eagles LLC in America; 2) Woori Global Market Asia Limited , Woori Investment Securities (H.K.) Ltd. in Hong Kong; 3) Woori Bank (China) Limited, Woori Investment advisory Co. Ltd.(Beijing) in China; 4) ZAO Woori Bank in Russia; 5) PT. Bank Woori Indonesia, Woori Korindo Securities Indonesia in Indonesia; 6) Woori Investment Asia PTE. Ltd., Woori Absolute Partners PTE Ltd. in Singapore; 7) Woori Absolute Global Opportunity Fund, Woori Absolute Return Investment Strategies Fund in Cayman Island; 8) LG Investments Holding B.V. (Amsterdam) GG in Netherland; 9) Connacht Capital Market Investment in Malaysia; 10) Woori Investment Securities Int’l Ltd. in United kingdom; and 11) Woori CBV Securities Corporation in Vietnam.

(3) Summarized financial information before elimination of intercompany accounts of subsidiaries whose financial information prepared under IFRS for the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

	June 30, 2012
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners
Woori Bank	241,386,385	223,282,469	11,009,908	812,804
Kyongnam Bank	28,086,463	26,194,475	907,337	104,849
Kwangju Bank	19,075,829	17,802,172	583,395	84,515
Woori FIS Co., Ltd.	287,301	263,457	154,200	(1,978)
Woori F&I	1,525,627	1,265,048	81,958	25,340
Woori Investment & Securities	24,601,400	21,177,425	1,592,382	86,541
Woori Asset Management	78,051	14,379	16,596	825
Woori Private Equity Co., Ltd.	1,621,864	1,552,324	111,400	1,589
Woori Financial	3,330,904	3,047,695	170,642	27,039
Woori FG Savings Bank	614,843	540,153	31,012	(2,675)

	December 31, 2011
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners
Woori Bank	242,472,162	224,346,022	28,455,535	2,068,544
Kyongnam Bank	25,353,427	23,555,666	1,719,453	195,647
Kwangju Bank	18,030,369	16,813,501	1,137,243	136,328
Woori FIS Co., Ltd.	264,215	238,393	287,856	(3,480)
Woori F&I	1,371,031	1,114,343	172,100	43,145
Woori Investment & Securities	21,535,058	17,862,450	3,910,525	164,621
Woori Asset Management	80,020	17,174	32,111	1,462
Woori Private Equity Co., Ltd.	1,575,969	1,505,636	382,597	651
Woori Financial	3,161,794	2,889,741	334,453	51,702
Woori FG Savings Bank	603,400	526,035	55,320	(32,352)

2. Significant Basis of Preparation and Accounting Policies

(1) Basis of presentation

The Group’s interim consolidated financial statements for the six months ended June 30, 2012 are prepared in accordance with K-IFRS 1034 Interim Financial Reporting. It is necessary to use the annual consolidated financial statements for the year ended December 31, 2011 for the understanding of the interim consolidated financial statements.

The accompanying financial statements are the Group’s consolidated financial statements in accordance with K-IFRS 1027 Consolidated and Separate Financial Statements.

Major accounting policies used for the preparation of the consolidated financial statements are stated below. Unless stated otherwise, the accounting policies have been applied consistently with the annual consolidated financial statements in order to prepare the consolidated financial statements for the six months ended June 30, 2012.

The Group has newly adopted the following new standards and interpretations that made changes in accounting policies.

Amendments to K-IFRS 1107 Disclosures – Transfers of Financial Assets

The amendments to K-IFRS 1107 increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. Meanwhile, the amendments have no effect on both financial position as of June 30, 2012 and December 31, 2011 and net income for the six months ended June 30, 2012 and 2011.

Amendments to K-IFRS 1012 Deferred Tax – Recovery of Underlying Assets

Under the amendments, investment properties that are measured using the fair value model in accordance with K-IFRS 1040 Investment Property and property and equipment that are measured using revaluation model in accordance with K-IFRS 1016 Property, plant and equipment, regardless of the measurement method of book value of non-depreciable property and equipment, are presumed to be recovered through sale for the purposes of measuring deferred taxes. The Company’s adoption of the amendments did not have any impact on its consolidated financial statements for the six months ended June 30, 2011 and 2012.

Amendments to K-IFRS 2114 – Minimum Funding Requirements

Before the application of K-IFRS 2114, prepaid future minimum funding requirement contributions has not been recognized as an asset. The amendments permit the benefit of such prepayment to be recognized as an asset. The Company’s adoption of the amendments did not have any impact on its consolidated financial statements for the six months ended June 30, 2011 and 2012.

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments to K-IFRS 1001 relates to separate presentation of the items that would not be reclassified as net income subsequently and the items that would be reclassified as net income among the other comprehensive income items on the consolidated statements of comprehensive income, and presentation of the related tax that are allocated to those items proportionately in the case of presentation of the amount before tax. The amendments to K-IFRS 1001 are effective for annual periods beginning on or after July 1, 2012.

Amendments to K-IFRS 1019 – Employee Benefits

The amendments to K-IFRS 1019 relates to elimination of the ‘corridor approach’ permitted under the previous version of K-IFRS 1019. The amendments to K-IFRS 1019 are effective for annual periods beginning on or after January 1, 2013.

Enactment to K-IFRS 1113 – Fair Value Measurement

K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The amendments to K-IFRS 1113 are effective for annual periods beginning on or after January 1, 2013.

The Group anticipates that the amendments and enactments listed above may not have significant impact on the Group’s financial statements.

(2) Others

For the comparative purpose, the Group has reclassified the financial statements for the year ended December 31, 2011. However, the reclassifications have no effect on the Group’s net assets as of December 31, 2011 and net income for the six months ended June 30, 2011.

1) Reclassification of gain or loss on redemption of beneficiary certificates

The Group reclassified dividends from beneficiary certificates from interest income to dividends and gain or loss on disposal of beneficiary certificates from interest income to gain or loss on disposal of available-for-sale financial assets for the nine months ended September 30, 2011.

As a result, 88,276 million Won of net interest income decreased and 16,133 million Won of dividend income increased and 72,143 million Won of gain on available-for-sale financial assets increased for the six months ended June 30, 2011, respectively. There is no effect on net asset and net income of the Group for such reclassification.

2) Reclassification of cash and cash equivalents and deposits

The Group reclassified both unrestricted demand deposit and unrestricted deposit which has maturity within 3 months from acquisition, from deposits (loans and receivables) to cash and cash equivalents. As a result, deposits of 1,396,777 million Won, 1,648,957 million Won, and 2,119,799 million Won have decreased as of March 31, 2011, June 30, 2011, and September 30, 2011, respectively, and cash and cash equivalents of 1,396,777 million Won, 1,648,957 million Won, and 2,119,799 million Won have increased on the corresponding dates for each. There is no effect on net asset and net income of the Group due to such reclassification.

3. Significant Accounting Estimates and Assumptions

The significant accounting estimates and assumptions are continually evaluated and are based on historical experience and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions.

The significant judgment which the management made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the financial statements for the year ended December 31, 2011.

4. Risk Management

The Group’s operating activity is exposed to various financial risks; hence, the Group is required to analyze and assess the level of complex risks, determine the permissible level of risks and manage such risks.

The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as to how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given the risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting. The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as avoidance of concentration on capital at risk and establishment of acceptable level of risk limit.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1) Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty and the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry and monitors obligors’ credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method acknowledged by BASEL II standards to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2) Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Loans and receivables:

Korean treasury and government agencies	16,229,963	13,761,594
Banks	19,090,354	12,921,330
Corporates	108,934,983	110,204,743
Consumers	99,140,326	98,272,289

Sub-total	243,395,626	235,159,956

Financial assets at fair value through profit or loss (“FVTPL”):
Gold banking deposits	2,544	—
Debt securities held for trading	19,476,808	18,873,159
Designated at fair value through profit or loss	421,175	409,804
Derivative for trading	3,675,147	3,899,897

Sub-total	23,575,674	23,182,860

Available-for-sale (“AFS”) debt securities	13,316,713	13,086,849
Held-to-maturity (“HTM”) securities	19,059,506	20,036,128
Derivative assets (hedging)	318,745	326,840
Off-balance sheet item:
Guarantees	26,450,047	26,702,154
Loan commitments	87,794,420	88,400,600

Sub-total	114,244,467	115,102,754

Total	413,910,731	406,895,387

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	June 30, 2012
	Korea	USA	UK	Japan	China	Others (*)	Total
Loans and receivables	234,307,823	1,755,651	631,652	529,694	2,442,509	3,728,297	243,395,626
Financial assets at FVTPL	23,453,385	—	3,524	20	85,820	32,925	23,575,674
AFS debt securities	13,152,147	116,334	—	—	8,145	40,087	13,316,713
HTM securities	19,003,799	1,462	—	—	—	54,245	19,059,506
Derivative assets (hedging)	318,745	—	—	—	—	—	318,745
Off-balance sheet items	111,101,399	283,654	91,929	76,386	510,731	2,180,368	114,244,467

Total	401,337,298	2,157,101	727,105	606,100	3,047,205	6,035,922	413,910,731

	December 31, 2011
	Korea	USA	UK	Japan	China	Others (*)	Total
Loans and receivables	225,621,567	1,748,898	814,148	535,055	2,282,712	4,157,576	235,159,956
Financial assets at FVTPL	23,069,879	—	1,366	—	9,893	101,722	23,182,860
AFS debt securities	12,955,152	81,030	—	—	34,035	16,632	13,086,849
HTM securities	19,933,161	1,967	—	—	1,817	99,183	20,036,128
Derivative assets (hedging)	326,840	—	—	—	—	—	326,840
Off-balance sheet items	112,451,295	215,942	108,222	71,230	632,189	1,623,876	115,102,754

Total	394,357,894	2,047,837	923,736	606,285	2,960,646	5,998,989	406,895,387

(*)	Others are including deposits, call loans and due from banks in Vietnam, Panama and European countries.

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service industry, manufacturing industry, finance and insurance industry, construction industry, consumers and others in accordance with the Korea standard industrial classification code (Unit: Korean Won in millions):

	June 30, 2012
	Service	Manufacturing	Finance and insurance	Construction	Consumers	Others	Total
Loans and receivables	50,640,611	46,881,727	37,731,092	8,333,921	85,900,872	13,907,403	243,395,626
Financial assets at FVTPL	1,001,158	1,418,575	13,225,447	55,913	822	7,873,759	23,575,674
AFS debt securities	648,064	317,511	7,356,638	173,335	—	4,821,165	13,316,713
HTM securities	1,933,378	50,225	7,817,874	784,586	—	8,473,443	19,059,506
Derivative assets (hedging)	3	—	318,522	—	—	220	318,745
Off-balance sheet items	19,155,204	36,354,291	16,099,104	6,419,706	28,380,775	7,835,387	114,244,467

Total	73,378,418	85,022,329	82,548,677	15,767,461	114,282,469	42,911,377	413,910,731

	December 31, 2011
	Service	Manufacturing	Finance and insurance	Construction	Consumers	Others	Total
Loans and receivables	48,945,299	47,695,469	32,693,537	8,041,012	84,528,891	13,255,748	235,159,956
Financial assets at FVTPL	726,618	1,862,004	13,934,077	76,103	39	6,584,019	23,182,860
AFS debt securities	802,032	245,531	6,383,456	145,744	—	5,510,086	13,086,849
HTM securities	1,558,998	80,317	9,504,549	678,545	—	8,213,719	20,036,128
Derivative assets (hedging)	—	—	326,393	—	—	447	326,840
Off-balance sheet items	18,906,958	41,151,375	10,912,549	6,554,705	29,548,373	8,028,794	115,102,754

Total	70,939,905	91,034,696	73,754,561	15,496,109	114,077,303	41,592,813	406,895,387

3) Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition are as follows (Unit: Korean Won in millions):

	June 30, 2012
			Corporates
	Korean treasury and government agencies	Banks	General business	Small medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans neither overdue nor impaired	16,231,898	19,096,069	66,902,345	33,429,906	7,199,600	107,531,851	96,995,661	239,855,479
Loans overdue but not impaired	2,281	9,967	126,855	135,172	2	262,029	1,441,037	1,715,314
Impaired loans	2	1,491	2,256,143	1,799,703	657,706	4,713,552	1,278,462	5,993,507

Gross loans	16,234,181	19,107,527	69,285,343	35,364,781	7,857,308	112,507,432	99,715,160	247,564,300

Provision for credit losses	4,218	17,173	2,254,607	797,863	519,979	3,572,449	574,834	4,168,674

Total, net	16,229,963	19,090,354	67,030,736	34,566,918	7,337,329	108,934,983	99,140,326	243,395,626

	December 31, 2011
			Corporates
	Korean treasury and government agencies	Banks	General business	Small medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans neither overdue nor impaired	13,765,038	12,934,452	67,162,724	32,772,948	9,037,396	108,973,068	96,548,782	232,221,340
Loans overdue but not impaired	325	3,493	59,112	133,244	8,132	200,488	1,273,662	1,477,968
Impaired loans	1	1,494	2,249,694	1,810,179	479,023	4,538,896	958,255	5,498,646

Gross loans	13,765,364	12,939,439	69,471,530	34,716,371	9,524,551	113,712,452	98,780,699	239,197,954

Provision for credit losses	3,770	18,109	2,040,879	975,209	491,621	3,507,709	508,410	4,037,998

Total, net	13,761,594	12,921,330	67,430,651	33,741,162	9,032,930	110,204,743	98,272,289	235,159,956

a) Credit quality of loans and receivables

The Group manages its loans and receivables, net of allowance that are not overdue nor impaired through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	June 30, 2012
			Corporates
	Korean treasury and government agencies	Banks	General business	Small medium sized enterprise	Project financing	Sub-total	Consumers	Total
Investment grade	16,222,133	19,079,801	43,094,037	9,577,573	3,684,593	56,356,203	88,766,104	180,424,241
Non-investment grade (*)	5,552	246	22,733,945	23,524,384	3,261,051	49,519,380	8,031,986	57,557,164

Total	16,227,685	19,080,047	65,827,982	33,101,957	6,945,644	105,875,583	96,798,090	237,981,405

Value of collateral	5,789	675,303	26,739,782	24,964,628	2,406,328	54,110,738	81,102,489	135,894,319

	December 31, 2011
			Corporates
	Korean treasury and government agencies	Banks	General business	Small medium sized enterprise	Project financing	Sub-total	Consumers	Total
Investment grade	13,753,815	12,892,460	43,035,863	8,710,329	4,624,455	56,370,647	85,841,335	168,858,257
Non-investment grade (*)	7,454	25,076	23,310,931	23,740,023	4,042,946	51,093,900	10,507,991	61,634,421

Total	13,761,269	12,917,536	66,346,794	32,450,352	8,667,401	107,464,547	96,349,326	230,492,678

Value of collateral	6,374	540,337	27,903,763	26,029,317	2,818,055	56,751,135	79,859,625	137,157,471

(*)	Below BBB- by internal credit rating

The Group recognized provisions for credit losses, for loans and receivables neither overdue nor impaired, in the amount of 1,874,074 million Won and 1,728,662 million Won as of June 30, 2012 and December 31, 2011, respectively, which is deducted from the loans and receivables.

b) Aging analysis of loans and receivables

Aging analysis of loans and receivables, net of provision overdue but not impaired is as follows (Unit: Korean Won in millions):

	June 30, 2012
	Korean treasury and		Corporates
Past due	government agencies	Banks	General business	Small medium sized enterprise	Project financing	Sub-total	Consumers	Total
Less than 30 days	2,278	9,963	100,469	99,209	2	199,680	1,149,470	1,361,391
30 to 60 days	—	—	18,359	19,979	—	38,338	106,029	144,367
60 to 90 days	—	—	3,010	5,605	—	8,615	92,027	100,642

Total	2,278	9,963	121,838	124,793	2	246,633	1,347,526	1,606,400

Value of collateral (*)	—	—	34,611	59,443	—	94,054	1,005,555	1,099,609

	December 31, 2011
	Korean treasury and		Corporates
Past due	government agencies	Banks	General business	Small medium sized enterprise	Project financing	Sub-total	Consumers	Total
Less than 30 days	325	3,491	54,278	93,190	7,708	155,176	1,007,040	1,166,032
30 to 60 days	—	—	4,964	21,707	—	26,671	115,415	142,086
60 to 90 days	—	—	1,796	8,724	—	10,520	69,098	79,618

Total	325	3,491	61,038	123,621	7,708	192,367	1,191,553	1,387,736

Value of collateral (*)	—	—	15,112	100,549	—	115,661	894,850	1,010,511

(*)	The value of collateral held is recoverable amount used when calculating provision for credit losses.

The Group recognized provisions for credit losses, for loans and receivables that are overdue but not impaired, in the amount of 108,914 million Won and 90,232 million Won as of June 30, 2012 and December 31, 2011, respectively, which is deducted from the loans and receivables.

c) Impaired loans and receivables

Impaired loans and receivables, net of provision is as follows (Unit: Korean Won in millions):

	June 30, 2012
	Korean treasury and	Banks	Corporates				Consumers	Total
	government agencies		General business	Small medium sized enterprise	Project financing	Sub-total
Impaired loans	—	344	1,080,914	1,340,169	391,684	2,812,767	994,710	3,807,821
Value of collateral (*)	—	—	990,917	571,129	128,998	1,691,044	504,965	2,196,009

	December 31, 2011
	Korean treasury and	Banks	Corporates				Consumers	Total
	government agencies		General business	Small medium sized enterprise	Project financing	Sub-total
Impaired loans	—	303	1,026,034	1,163,975	357,820	2,547,829	731,410	3,279,542
Value of collateral (*)	—	—	841,529	683,823	199,382	1,724,734	387,943	2,112,677

(*)	The value of collateral held is recoverable amount used when calculating provision for credit losses.

The Group recognized provisions for credit losses, for impaired loans and receivables, in the amount of 2,185,686 million Won and 2,219,104 million Won as of June 30, 2012 and December 31, 2011, respectively, which is deducted from the impaired loans and receivables.

4) Credit risk of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (ECAI)’s rating is as follows (Unit: Korean Won in millions):

	June 30, 2012
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	12,071,992	—	10,757,421	17,165,580	39,994,993
AA- ~ AA+	5,967,390	—	890,333	1,063,002	7,920,725
BBB- ~ A+	1,437,426	368,538	1,642,192	830,924	4,279,080
Below BBB-	—	52,637	24,920	—	77,557
Default grade	—	—	1,847	—	1,847

Total	19,476,808	421,175	13,316,713	19,059,506	52,274,202

	December 31, 2011
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	11,631,283	—	10,105,669	17,910,287	39,647,239
AA- ~ AA+	6,428,995	—	1,102,943	1,223,193	8,755,131
BBB- ~ A+	748,023	408,810	1,723,995	902,648	3,783,476
Below BBB-	64,858	994	152,397	—	218,249
Default grade	—	—	1,845	—	1,845

Total	18,873,159	409,804	13,086,849	20,036,128	52,405,940

(2) Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1) Market risk management

For trading activities and non-trading activities, the Group avoids, bears or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit by subsidiaries for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by risk management personnel with department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. For the trading activities, the Risk Management department measures the Value at Risk (“VaR”, maximum losses) limit by department and risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

2) Sensitivity analysis of market risk

The Group performs the sensitivity analyses for both trading and non-trading activities. For the trading activities, the Group uses a VaR model which uses certain assumptions of possible fluctuations in market conditions and, by conducting simulations of gains and losses, estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Group’s bank subsidiaries such as Woori Bank, Kyongnam Bank and Kwangju Bank, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations in interest rate per Bank for International Settlements (“BIS”) Framework. NII is a profit based indicator for displaying profit changes in short term due to the short term interest change. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economical view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of asset. EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to interest rate of a certain period of time. Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a) Trading activities

The minimum, maximum and average VaR for the six months ended June 30, 2012 and for the year ended December 31, 2011, respectively, and the VaR as of June 30, 2012 and December 31, 2011, respectively, are as follows (Unit: Korean Won in millions):

	As of June 30, 2012	For the six months ended June 30, 2012			As of December 31, 2011	For the year ended December 31, 2011
		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	(6,440)	(8,716)	(12,277)	(5,801)	(8,495)	(8,733)	(11,117)	(5,967)
Stock price	(4,153)	(5,196)	(8,095)	(3,288)	(6,329)	(7,653)	(11,486)	(4,974)
Foreign currencies	(2,296)	(2,783)	(4,605)	(1,924)	(3,227)	(3,573)	(7,151)	(1,639)
Commodity price	(73)	(139)	(553)	(3)	(3)	(333)	(3,070)	(2)

Total	(7,597)	(10,029)	(12,755)	(7,416)	(10,682)	(11,330)	(14,675)	(8,053)

b) Non-trading activities

The NII and NPV calculated, respectively, by using the simulation method for Woori Bank, Kyongnam Bank and Kwangju Bank and the scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	June 30, 2012		December 31, 2011
	NII	NPV	NII	NPV
Base case	5,720,971	15,617,148	5,943,993	13,262,235
Base case (Prepay)	5,728,066	15,210,547	5,949,816	13,148,172
IR 100bp up	6,025,537	15,534,487	6,230,290	13,375,487
IR 100bp down	5,430,964	15,715,808	5,614,039	13,172,038
IR 200bp up	6,330,102	15,466,918	6,516,351	13,507,906
IR 200bp down	5,092,531	15,831,383	5,193,395	13,109,481
IR 300bp up	6,634,667	15,413,022	6,802,411	13,655,892
IR 300bp down	4,700,917	15,966,188	4,671,343	13,082,383

The EaR and VaR calculated, respectively, based on the BIS Framework of the Company and subsidiaries excluding Woori Bank, Kyongnam Bank and Kwangju Bank are as follows (Unit: Korean Won in millions):

June 30, 2012		December 31, 2011
EaR	VaR	EaR	VaR
(8,468)	(61,774)	(39,458)	(66,885)

The Group estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by maturity date are as follows (Unit: Korean Won in millions):

	June 30, 2012
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~
Asset:
Loans and receivables	245,318,278	148,939,664	32,072,940	9,499,557	10,259,768	23,648,080	20,898,269
AFS financial assets	17,164,509	3,159,695	3,004,603	1,925,599	1,835,606	6,651,419	587,587
HTM financial assets	20,722,123	3,337,666	1,584,421	1,368,380	1,251,358	12,920,005	260,293

Total	283,204,910	155,437,025	36,661,964	12,793,536	13,346,732	43,219,504	21,746,149

Liability:
Deposits due to customers	206,803,490	104,222,481	33,757,547	25,774,779	18,081,632	24,666,269	300,782
Borrowings	34,353,778	20,738,349	5,599,328	748,423	1,655,889	4,414,483	1,197,306
Debentures	30,475,758	2,918,856	2,799,328	2,307,815	2,217,993	18,080,061	2,151,705

Total	271,633,026	127,879,686	42,156,203	28,831,017	21,955,514	47,160,813	3,649,793

	December 31, 2011
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~
Asset:
Loans and receivables	221,489,544	162,935,497	28,109,587	5,347,251	6,011,847	12,292,132	6,793,230
AFS financial assets	16,997,594	2,687,482	1,715,632	2,253,811	3,153,123	6,703,353	484,193
HTM financial assets	21,548,196	4,079,416	2,843,038	1,346,271	1,308,890	11,815,271	155,310

Total	260,035,334	169,702,395	32,668,257	8,947,333	10,473,860	30,810,756	7,432,733

Liability:
Deposits due to customers	198,793,984	106,191,712	26,938,477	20,810,689	19,487,233	25,088,248	277,625
Borrowings	34,941,240	22,496,224	3,744,346	955,878	2,702,381	3,889,306	1,153,105
Debentures	30,960,193	5,406,008	1,888,020	1,532,052	2,601,066	17,650,244	1,882,803

Total	264,695,417	134,093,944	32,570,843	23,298,619	24,790,680	46,627,798	3,313,533

3) Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	June 30, 2012
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	20,627	23,798,925	297,722	4,328,256	10,742	1,948,039	810	1,162,608	1,998,585	33,236,413
Financial assets at FVTPL	753	868,075	1,213	17,630	202	36,587	8	11,757	—	934,049
AFS financial assets	300	346,215	762	11,080	10	1,754	14	20,406	42,860	422,315
HTM financial assets	6	7,254	—	—	—	—	—	—	48,453	55,707

Total	21,686	25,020,469	299,697	4,356,966	10,954	1,986,380	832	1,194,771	2,089,898	34,648,484

Liability:
Financial liabilities at FVTPL	425	490,390	1,663	24,182	—	—	2	2,320	1,492	518,384
Deposits due to customer	6,827	7,876,617	55,256	803,305	8,840	1,604,323	252	361,662	444,975	11,090,882
Borrowings	9,263	10,687,872	188,529	2,791,188	581	105,526	553	793,508	149,730	14,527,824
Debentures	3,787	4,369,450	29,105	423,123	—	—	—	—	637,534	5,430,107
Other financial liabilities	2,291	2,643,755	9,181	133,472	197	35,811	61	88,160	64,938	2,966,136

Total	22,593	26,068,084	283,734	4,175,270	9,618	1,745,660	868	1,245,650	1,298,669	34,533,333

Off-balance sheet items	12,444	14,358,123	42,446	626,138	257	46,619	975	1,398,847	665,320	17,095,047

	December 31, 2011
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	21,140	24,380,962	340,442	5,056,106	9,809	1,790,168	883	1,319,120	2,202,903	34,749,259
Financial assets at FVTPL	694	800,019	1,238	18,389	208	37,871	1	1,375	568	858,222
AFS financial assets	177	204,029	1,102	16,362	186	33,937	15	22,050	36,148	312,526
HTM financial assets	21	23,872	—	—	10	1,812	—	—	77,283	102,967

Total	22,032	25,408,882	342,782	5,090,857	10,213	1,863,788	899	1,342,545	2,316,902	36,022,974

Liability:
Financial liabilities at FVTPL	425	489,613	1,766	26,225	—	—	2	2,667	—	518,505
Deposits due to customer	6,275	7,239,714	63,427	942,003	8,790	1,604,293	230	344,227	508,233	10,638,470
Borrowings	8,452	9,748,919	199,649	2,965,102	4	766	859	1,283,618	344,566	14,342,971
Debentures	3,809	4,392,959	50,019	742,856	—	—	—	—	274,503	5,410,318
Other financial liabilities	2,553	2,944,212	25,010	371,451	128	23,428	372	555,366	200,691	4,095,148

Total	21,514	24,815,417	339,871	5,047,637	8,922	1,628,487	1,463	2,185,878	1,327,993	35,005,412

Off-balance sheet items	12,345	14,237,934	35,466	526,720	123	22,451	703	1,050,120	601,735	16,438,960

(3) Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1) Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Of the financial liabilities on the consolidated statements of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.); while maintaining the gap ratio at or below the target limit.

2) Maturity analysis of non-derivative financial liabilities

a) The Group’s maturity analysis of non-derivative financial liabilities, cash flows of principals and interests, by remaining contractual maturities are as follows (Unit: Korean Won in millions):

	June 30, 2012
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	7,594,099	1,310,691	234,874	377,229	408,246	4,947,679	315,380
Deposits due to customers	210,834,207	110,249,931	29,646,796	24,874,384	38,126,161	6,235,177	1,701,758
Borrowings	34,974,704	18,365,741	6,379,296	1,688,508	2,330,477	5,016,230	1,194,452
Debentures	33,205,552	1,749,655	3,077,101	2,728,023	2,620,176	20,415,013	2,615,584
Other financial liabilities	14,256,273	9,060,106	38,136	20,191	337,202	232,297	4,568,341

Total	300,864,835	140,736,124	39,376,203	29,688,335	43,822,262	36,846,396	10,395,515

	December 31, 2011
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	5,780,042	1,057,626	184,647	260,209	362,821	3,670,422	244,317
Deposits due to customers	202,643,808	115,656,618	22,510,097	18,361,302	38,515,144	5,976,081	1,624,566
Borrowings	35,831,760	20,687,439	4,406,057	1,655,742	3,169,074	4,763,273	1,150,175
Debentures	33,791,328	4,106,984	2,119,383	1,696,919	3,001,881	20,353,520	2,512,641
Other financial liabilities	17,363,140	12,324,772	36,849	9,660	152,196	218,050	4,621,613

Total	295,410,078	153,833,439	29,257,033	21,983,832	45,201,116	34,981,346	10,153,312

b) Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2012
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	7,594,099	1,310,691	234,874	377,229	408,246	4,947,679	315,380
Deposits due to customers	209,807,268	128,525,749	34,335,501	22,722,725	17,980,306	5,098,216	1,144,771
Borrowings	34,974,704	18,365,741	6,379,296	1,688,508	2,330,477	5,016,230	1,194,452
Debentures	33,205,552	1,749,655	3,077,101	2,728,023	2,620,176	20,415,013	2,615,584
Other financial liabilities	14,256,273	9,060,106	38,136	20,191	337,202	232,297	4,568,341

Total	299,837,896	159,011,942	44,064,908	27,536,676	23,676,407	35,709,435	9,838,528

	December 31, 2011
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	5,780,042	1,057,626	184,647	260,209	362,821	3,670,422	244,317
Deposits due to customers	201,858,224	127,915,964	27,364,643	18,757,322	21,595,623	5,034,209	1,190,463
Borrowings	35,831,760	20,687,439	4,406,057	1,655,742	3,169,074	4,763,273	1,150,175
Debentures	33,791,328	4,106,984	2,119,383	1,696,919	3,001,881	20,353,520	2,512,641
Other financial liabilities	17,363,140	12,324,772	36,849	9,660	152,196	218,050	4,621,613

Total	294,624,494	166,092,785	34,111,579	22,379,852	28,281,595	34,039,474	9,719,209

3) Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

	Total due	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
June 30, 2012	3,909,804	3,174,509	38,191	266,911	40,393	331,523	58,277
December 31, 2011	4,142,140	3,353,984	37,133	28,800	43,648	645,063	33,512

4) Maturity analysis of off-balance accounts are as follows (Unit: Korean Won in millions):

The Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment the Group agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper (‘CP’) conduits and utilized overdraft facilities. Guarantees and loan commitments have expiration dates. However, under the term of the guarantees and loan commitments, amounts are funded upon demand by the counterparty. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	June 30, 2012	December 31, 2011
Guarantees	26,450,047	26,702,154
Loan commitments	87,794,420	88,400,600

(4) Capital management

In accordance with financial holding company regulations, the Group is required to maintain a minimum 8% of the capital adequacy ratio with high capital risk. The capital adequacy ratio must correspond to the standard of own capital regulation of BIS and is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the financial statements of a holding company which owns bank as its subsidiary (the “bank holding company”) and its subsidiaries.

The own capital consists of basic capital and supplement capital. Goodwill and others which have only few characteristics as capital under the purposes of capital management are deducted from basic capital or own capital. The basic capital consists of capital, capital surplus, and retained earnings; while the supplement capital includes liabilities which meet regulatory requirements.

The risk weighted assets consist of credit risk weighted and market risk weighted assets. The credit risk weighted assets are calculated by multiplying risk weighted value which is given by credit level of other party on transaction, maturity of bond, collateral and the existence of guarantee by relevant assets. The market risk weighted assets are calculated by multiplying required capital on market risk (e.g. interest rate, stock and foreign currencies) by 12.5. The Group calculates its capital adequacy ratio under Basel ?, according to the financial holding company regulations.

Furthermore, the Group also uses an equity-to-assets ratio as an index to manage capital. The equity-to-assets ratio is calculated by dividing total amount of capital by total amount of assets based on the financial statements of bank holding company and its subsidiaries. The Group’s equity-to-assets ratio as of June 30, 2012 and December 31, 2011 are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Shareholders’ equity	22,447,910	22,073,394
Total assets	318,707,406	312,791,649

Equity-to-assets ratio	7.04%	7.06%

5. Operating Segments

The Group’s Chief Operation Decision Maker (CODM) is the Chief Financial Officer. In evaluating the results of the Group and allocating resources, the CODM utilizes two different sets of financial information. The primary one is the information prepared on the bases of type of customer and the secondary one is by legal entity. Both sets of financial information are equally monitored by the Board of Directors and each of the segments herein described are independently monitored.

(1) Segment by type of customers

The CODM monitors its businesses primarily by type of customers. The reportable segments are:

•	Consumer banking: consumer banking divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities;

•	Corporate banking: corporate banking divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities;

•	Investment banking: investment banking divisions of subsidiaries, Woori Bank and Woori Investment & Securities;

•	Capital market: capital market (representing securities trading and asset and liability management) divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities; and

•	Others: the Company and administration centers of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities and other consolidated subsidiaries.

(Unit: Korean Won in millions)

	June 30, 2012
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter-segment transaction	Total
Assets	81,598,301	117,559,150	9,296,361	50,645,201	86,504,898	345,603,911	(26,896,505)	318,707,406
Liabilities	83,781,618	123,212,663	402,118	40,814,010	48,492,930	296,703,339	(443,843)	296,259,496

	December 31, 2011
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter-segment transaction	Total
Assets	78,613,580	112,923,658	8,451,890	46,780,998	89,391,620	336,161,746	(23,370,097)	312,791,649
Liabilities	81,570,032	117,413,072	95,663	32,320,238	62,149,647	293,548,652	(2,830,397)	290,718,255

	Six months ended June 30, 2012
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter- segment transaction	Total
Interest income, net	1,364,011	1,572,007	(74)	181,138	121,815	3,238,897	460,533	3,699,430
Interest income	2,501,749	3,170,106	182,731	633,114	1,217,826	7,705,526	(48,725)	7,656,801
Interest expense	1,166,017	1,841,132	3,998	321,711	955,192	4,288,050	(330,679)	3,957,371
Inter-segment	28,279	243,033	(178,807)	(130,265)	(140,819)	(178,579)	178,579	—
Non-interest income, net	288,455	281,093	113,556	(5,720)	1,282,300	1,959,684	(1,075,945)	883,739
Non-interest income	682,531	766,716	164,050	3,190,081	2,524,622	7,328,000	(707,090)	6,620,910
Non-interest expense	380,110	505,682	41,662	3,221,815	1,219,055	5,368,324	368,847	5,737,171
Inter-segment	(13,966)	20,059	(8,832)	26,014	(23,267)	8	(8)	—
Other expense	1,222,931	1,367,216	111,611	122,579	731,855	3,556,192	(301,171)	3,255,021
Administrative expense	1,174,279	490,206	32,687	50,809	415,856	2,163,837	(209,495)	1,954,342
Impairment loss on credit loss	48,652	877,010	78,924	71,770	315,999	1,392,355	(91,676)	1,300,679
Operating income	429,535	485,884	1,871	52,839	672,260	1,642,389	(314,241)	1,328,148

	Six months ended June 30, 2011
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter- segment transaction	Total
Interest income, net	1,401,098	1,697,112	5,290	121,553	(50,703)	3,174,350	365,238	3,539,588
Interest income	2,285,319	3,089,199	168,218	694,426	1,042,677	7,279,839	19,840	7,299,679
Interest expense	1,033,268	1,740,384	6,409	325,597	1,001,106	4,106,764	(346,673)	3,760,091
Inter-segment	149,047	348,297	(156,519)	(247,276)	(92,274)	1,275	(1,275)	—
Non-interest income, net	375,663	262,142	59,868	33,202	1,668,100	2,398,975	(762,799)	1,636,176
Non-interest income	808,371	966,250	323,753	4,400,506	3,880,983	10,379,863	(1,135,313)	9,244,550
Non-interest expense	443,121	725,290	264,284	4,369,808	2,178,233	7,980,736	(372,362)	7,608,374
Inter-segment	10,413	21,182	399	2,504	(34,650)	(152)	152	—
Other expense	1,214,310	851,836	389,033	54,882	585,175	3,095,236	64,794	3,160,030
Administrative expense	1,117,911	449,352	34,023	51,654	284,111	1,937,051	(123,119)	1,813,932
Impairment loss on credit loss	96,399	402,484	355,010	3,228	301,064	1,158,185	187,913	1,346,098
Operating income	562,451	1,107,418	(323,875)	99,873	1,032,222	2,478,089	(462,355)	2,015,734

(2) Segment by legal entity

The CODM also monitors the result of the Group by independent legal entities: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities and others.

•	Woori Bank: Woori Bank and its consolidated subsidiaries

•	Kyongnam Bank: Kyongnam Bank and its consolidated subsidiaries

•	Kwangju Bank: Kwangju Bank and its consolidated subsidiaries

•	Woori Investment & Securities: Woori Investment & Securities and its consolidated subsidiaries

•	Others: the Company and its other consolidated subsidiaries

(Unit: Korean Won in millions)

	June 30, 2012
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Assets	241,386,385	28,086,463	19,075,829	24,601,400	25,950,442	339,100,519	(20,393,113)	318,707,406
Liabilities	223,282,469	26,194,475	17,802,172	21,177,425	10,501,665	298,958,206	(2,698,710)	296,259,496

	December 31, 2011
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Assets	242,472,162	25,353,427	18,030,369	21,535,058	25,380,943	332,771,959	(19,980,310)	312,791,649
Liabilities	224,346,022	23,555,666	16,813,501	17,862,450	10,406,221	292,983,860	(2,265,605)	290,718,255

	Six months ended June 30, 2012
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter- segment transaction	Total
Interest income, net	2,868,828	343,436	248,322	189,148	43,038	3,692,772	6,658	3,699,430
Interest income	5,870,218	691,056	493,812	353,731	279,588	7,688,405	(31,604)	7,656,801
Interest expense	3,001,390	347,620	245,490	164,583	236,550	3,995,633	(38,262)	3,957,371
Non-interest income, net	621,950	3,381	(2)	203,194	780,456	1,608,979	(725,240)	883,739
Non-interest income	5,038,402	190,662	70,770	1,225,062	894,028	7,418,924	(798,014)	6,620,910
Non-interest expense	4,416,452	187,281	70,772	1,021,868	113,572	5,809,945	(72,774)	5,737,171
Other expense	2,496,863	212,519	136,492	287,233	286,119	3,419,226	(164,205)	3,255,021
Administrative expense	1,338,112	135,264	111,876	287,387	233,452	2,106,091	(151,749)	1,954,342
Impairment loss on credit loss	1,158,751	77,255	24,616	(154)	52,667	1,313,135	(12,456)	1,300,679
Operating income	993,915	134,298	111,828	105,109	537,375	1,882,525	(554,377)	1,328,148

	Six months ended June 30, 2011
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter- segment transaction	Total
Interest income, net	2,793,042	335,616	249,499	154,232	(1,916)	3,530,473	9,115	3,539,588
Interest income	5,664,963	614,388	462,762	317,194	250,312	7,309,619	(9,940)	7,299,679
Interest expense	2,871,921	278,772	213,263	162,962	252,228	3,779,146	(19,055)	3,760,091
Non-interest income, net	1,259,600	5,225	5,894	254,644	780,262	2,305,625	(669,449)	1,636,176
Non-interest income	7,216,500	241,029	80,008	1,502,401	961,086	10,001,024	(756,474)	9,244,550
Non-interest expense	5,956,900	235,804	74,114	1,247,757	180,824	7,695,399	(87,025)	7,608,374
Other expense	2,354,691	179,824	157,001	281,670	306,072	3,279,258	(119,228)	3,160,030
Administrative expense	1,223,169	120,436	98,310	287,644	228,062	1,957,621	(143,689)	1,813,932
Impairment loss on credit loss	1,131,522	59,388	58,691	(5,974)	78,010	1,321,637	24,461	1,346,098
Operating income	1,697,951	161,017	98,392	127,206	472,274	2,556,840	(541,106)	2,015,734

(3) Information on financial products and services

The financial products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(4) Information on geographical areas

Of the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for six months ended June 30, 2012 and 2011 amounted to 13,964,124 million Won and 16,211,306 million Won, respectively, and revenue from the foreign customers amounted to 313,587 million Won and 332,923 million Won, respectively. Of the Groups’ non-current assets (investments in jointly controlled entities and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of June 30, 2012 and December 31, 2011 are 4,972,802 million Won and 4,974,603 million Won, respectively, and foreign subsidiaries are 37,863 million Won and 34,992 million Won, respectively.

6. Restricted Deposits

Details of restricted deposits are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Financial assets at FVTPL:
Korea Finance Security Co., Ltd.	796,029	818,252	Regulation on supervision of securities business

Loans and receivables:
Due from banks in local currency
The Bank of Korea	12,634,853	11,304,073	Reserve deposits
Korea Exchange	751	751	Deposits for required allotted charges
Korea Finance Security Co., Ltd.	278,271	309,681	Regulation on supervision of securities business
Samsung Security, etc.	26,877	46,121	Margins
Shinhan Bank, etc.	55	68	Deposits for opening account, etc.
Others	731,420	658,628	Borrowings on collateral, etc.
Due from banks in foreign currencies
The Bank of Korea	363,039	350,951	Reserve deposits
The Central Bank of China, etc.	480,182	517,631	Reserve deposits
Bank of Tokyo Mitsubishi, etc.	54,027	59,024	Installation deposits of financial institution, etc.
JP Morgan Chase Bank, etc.	39,114	110,369	Derivative transaction collateral provider, etc.

Sub-total	14,608,589	13,357,297

Total	15,404,618	14,175,549

7. Financial Assets at FVTPL

Financial assets at FVTPL consist of financial assets held for trading and financial assets designated at FVTPL.

(1) Financial assets held for trading are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Deposits:
Reserve for claims of customers deposits	796,029	818,252
Gold banking deposits	2,544	—

Sub-total	798,573	818,252

Securities:
Debt securities
Korean treasury and government agencies	2,826,418	1,194,168
Financial institutions	4,635,354	5,194,371
Corporates	5,297,147	5,394,733
CP	2,756,511	2,972,865
Equity securities	633,179	608,310
Beneficiary certificates (*)	337,874	324,843
CMA securities	2,508,479	2,466,325
Others	1,452,899	1,650,696

Sub-total	20,447,861	19,806,311

Derivatives instruments assets:
Interest rate derivatives	1,428,799	1,552,875
Currency derivatives	1,990,103	2,205,831
Equity derivatives	204,378	95,533
Credit derivatives	11,383	17,878
Commodity derivatives	40,484	27,780

Sub-total	3,675,147	3,899,897

Total	24,921,581	24,524,460

(*)	Beneficiary certificates are securities which state beneficiary’s right to receive profit from operation of trusts or funds.

(2)	Financial assets designated at FVTPL as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Equity-linked securities	600,753	654,124
Asset-backed securities	413,155	409,804
Debt securities	8,020	—
Equity securities	7,968	11,843
Structured deposit	10,284	—

Total	1,040,180	1,075,771

8. AFS Financial Assets

AFS financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Debt securities:
Korean treasury and government agencies	2,589,714	2,786,721
Financial institutions	5,625,449	5,210,425
Corporates	4,305,551	4,183,377
Asset-backed securities	388,539	599,321
Foreign currency bonds	172,232	132,906
Sub-Total	13,081,485	12,912,750
Equity securities	2,286,955	2,751,461
Beneficiary certificates	3,405,387	3,788,430
Others	245,694	219,283

Total	19,019,521	19,671,924

9. HTM Financial Assets

HTM financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Korean treasury and government agencies	7,537,208	7,234,926
Financial institutions	4,149,893	5,858,741
Corporates	7,305,764	6,828,617
Foreign government	55,707	102,967
Securities loaned	10,934	10,877

Total	19,059,506	20,036,128

10. Loans and Receivables

(1) Loans and receivables are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Due from banks	17,688,344	15,347,524
Provision for credit losses	(6,005)	(7,175)
Loans	218,378,508	212,639,337
Provision for credit losses	(3,837,142)	(3,759,304)
Other receivables	11,497,448	11,211,093
Provision for credit losses	(325,527)	(271,519)

Total	243,395,626	235,159,956

(2) Due from banks are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Due from banks in local currency
Due from the Bank of Korea	12,634,853	11,304,073
Due from depository banks	2,597,996	1,641,349
Due from non-depository	126,127	137,037
Due from the Korea Exchange	600,705	249,248
Others	15,311	25,919

Provision for losses	(4,515)	(4,887)

Sub-total	15,970,477	13,352,739

Due from banks in foreign currencies
Due from banks on demand	510,960	649,068
Due from banks on time	722,967	471,600
Others	479,425	869,230

Provision for credit losses	(1,490)	(2,288)

Sub-total	1,711,862	1,987,610

Total	17,682,339	15,340,349

(3) Loans are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Loans in local currency	176,629,086	171,589,808
Loans in foreign currencies	12,081,982	13,243,422
Domestic banker’s letter of credit	6,333,223	5,423,078
Credit card accounts	4,311,863	4,592,095
Bills bought in foreign currencies	6,271,064	5,672,021
Bills bought in local currency	946,584	661,151
Factoring receivables	226,178	275,732
Advances for customers on guarantees	91,228	41,870
Privately placed bonds	1,524,540	1,738,138
Loans to be converted to equity securities	1,723	1,723
Finance leases	659,387	661,764
Loans for installment	1,660,777	1,535,405
Securitized loans	1,805,916	1,614,240
Loans secured by securities	1,232,749	1,181,402
Call loans	2,241,834	3,431,638
Bonds purchased under resale agreements	2,096,200	749,490
Others	264,174	226,360

Gross loans	218,378,508	212,639,337

Provision for loan losses	(3,837,142)	(3,759,304)

Total	214,541,366	208,880,033

(4) Other receivables are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
CMA accounts	48,584	167,847
Receivables	7,927,944	7,378,434
Accrued income	1,464,391	1,452,733
Telex and telephone subscription rights and refundable deposits	1,273,468	1,253,525
Other debtors	783,061	958,554
Provision for credit losses	(325,527)	(271,519)

Total	11,171,921	10,939,574

(5) Changes in provision for possible credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2012
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(259,964)	(3,142,902)	(128,718)	(506,414)	(4,037,998)
Bad debt expenses for the period	(102,549)	(861,198)	(93,724)	(47,533)	(1,105,004)
Recoveries of written-off loans	(25,780)	(53,458)	(17,234)	(1,142)	(97,614)
Charge-off	67,917	769,437	91,848	16,353	945,555
Sales of loans and receivables	3,156	74,775	100	914	78,945
Unwinding effect	7,491	47,548	85	3,438	58,562
Others	396	38,263	113	(49,892)	(11,120)

Ending balance	(309,333)	(3,127,535)	(147,530)	(584,276)	(4,168,674)

	For the year ended December 31, 2011
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(217,366)	(4,185,626)	(122,415)	(392,007)	(4,917,414)
Bad debt expenses for the period	(141,199)	(1,781,456)	(115,100)	(124,870)	(2,162,625)
Increase on repurchase of NPL	(295)	(3,230)	—	—	(3,525)
Recoveries of written-off loans	(43,036)	(26,107)	(33,718)	(1,626)	(104,487)
Charge-off	123,740	2,079,835	141,954	23,274	2,368,803
Sales of loans and receivables	8,376	527,943	—	1,296	537,615
Unwinding effect	8,882	139,783	75	7,357	156,097
Others	934	105,956	486	(19,838)	87,538

Ending balance	(259,964)	(3,142,902)	(128,718)	(506,414)	(4,037,998)

11. The Fair Value of Financial Assets and Liabilities

(1) The fair value hierarchy

The fair value hierarchy prioritizes and ranks the levels of market price observability used in the financial assets and liabilities at fair value. Market price observability is impacted by a number of factors, including the types of and the characteristics specific to the financial assets and liabilities and the state of the marketplace (including the existence and transparency of transactions between market participants). Fair value with readily-available actively quoted prices or measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. The fair value hierarchy requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use in pricing the assets or liabilities at the measurement date. The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1— fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities and derivatives.

•	Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•	Level 3— fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability.

(2) Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	June 30, 2012
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets held for trading
Deposits
Reserve for claims of customers’ deposits	—	796,029	—	796,029
Gold banking deposits	2,544	—	—	2,544
Debt securities
Korean treasury and government agencies	2,177,820	648,598	—	2,826,418
Financial institutions	—	4,635,354	—	4,635,354
Corporates	—	5,297,147	—	5,297,147
CP	—	2,756,511	—	2,756,511
Equity securities	633,179	—	—	633,179
Beneficiary certificates	252,602	85,272	—	337,874
CMA securities	—	2,508,479	—	2,508,479
Others	323,176	1,129,723	—	1,452,899

Derivatives instruments assets:
Interest rate derivatives	—	1,397,830	30,969	1,428,799
Currency derivatives	3	1,989,585	515	1,990,103
Equity derivatives	10,434	102,703	91,241	204,378
Credit derivatives	—	4,101	7,282	11,383
Commodity derivatives	303	32,356	7,825	40,484

Financial assets designed at FVTPL
Equity-linked securities	—	165,627	435,126	600,753
Asset-backed securities	—	365,082	48,073	413,155
Debt securities	—	—	8,020	8,020
Equity securities	657	—	7,311	7,968
Structured deposit	—	10,284	—	10,284

AFS financial assets
Debt securities
Korean treasury and government agencies	2,490,417	99,297	—	2,589,714
Financial institutions	—	5,616,649	8,800	5,625,449
Corporates	—	4,233,534	72,017	4,305,551
Asset-backed securities	—	388,539	—	388,539
Foreign currency bonds	14,014	156,372	1,846	172,232

Equity securities	401,217	—	1,885,738	2,286,955
Beneficiary certificates	—	3,362,219	43,168	3,405,387
Others	122,284	77,079	46,331	245,694

Derivative assets	—	318,745	—	318,745

Financial liabilities:
Financial liabilities held for trading
Deposits
Gold banking liabilities	2,624	—	—	2,624
Borrowings
Warrants in short position	3,541	1,489	—	5,030
Securities in short position	737,529	6,516	—	744,045

Derivative liabilities
Interest rate derivatives	—	1,518,030	31,178	1,549,208
Currency derivatives	—	1,587,215	—	1,587,215
Stock derivatives	5,544	147,278	378,843	531,665
Credit derivatives	—	573	9,186	9,759
Commodity derivatives	—	32,612	7,714	40,326
Others	515	—	—	515

Financial liabilities designated at FVTPL
Borrowings	—	2,323,343	4,111,503	6,434,846
Debentures	—	322,109	—	322,109

Derivative liabilities	—	34,710	—	34,710

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets held for trading
Deposits
Reserve for claims of customers’ deposits	—	870,083	—	870,083
Debt securities
Korean treasury and government agencies	787,071	407,097	—	1,194,168
Financial institutions	—	5,194,371	—	5,194,371
Corporates	—	5,394,733	—	5,394,733
CP	—	2,972,865	—	2,972,865
Equity securities	608,310	—	—	608,310
Beneficiary certificates	287,628	37,215	—	324,843
CMA securities	—	2,466,325	—	2,466,325
Others	19,876	1,630,820	—	1,650,696

Derivatives instruments assets:
Interest rate derivatives	—	1,539,099	13,776	1,552,875
Currency derivatives	—	2,204,356	1,475	2,205,831
Equity derivatives	3,186	37,991	54,356	95,533
Credit derivatives	—	3,337	14,541	17,878
Commodity derivatives	—	20,296	7,484	27,780

Financial assets designed at FVTPL
Equity linked securities	994	204,339	448,791	654,124
Asset-backed securities	—	360,442	49,362	409,804
Equity securities	623	—	11,220	11,843

AFS financial assets
Debt securities
Korean treasury and government agencies	2,632,569	154,152	—	2,786,721
Financial institutions	—	5,201,625	8,800	5,210,425
Corporates	—	4,118,069	65,308	4,183,377
Asset-backed securities	—	599,321	—	599,321
Foreign currency bonds	9,116	121,945	1,845	132,906

Equity securities	481,114	—	2,270,347	2,751,461
Beneficiary certificates	—	3,772,221	16,209	3,788,430
Others	90,209	35,434	93,640	219,283
Derivative assets	—	326,840	—	326,840

Financial liabilities:
Financial liabilities held for trading
Borrowings
Warrants in short position	—	10,309	—	10,309
Securities in short position	606,723	20,156	—	626,879

Derivative liabilities
Interest rate derivatives	—	1,658,036	12,809	1,670,845
Currency derivatives	—	1,689,844	—	1,689,844
Stock derivatives	7,676	106,219	402,939	516,834
Credit derivatives	—	7,308	14,251	21,559
Commodity derivatives	—	19,536	6,217	25,753
Others	109	—	—	109

Financial liabilities designated at FVTPL
Borrowings	—	1,839,656	2,897,551	4,737,207
Debentures	—	322,207	—	322,207

Derivative liabilities	—	33,493	—	33,493

(3)	Changes in financial assets and liabilities classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2012
	January 1, 2012	Net income	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3	June 30, 2012
Financial assets:
Financial assets held for trading
Derivatives instruments assets
Interest rate derivatives	13,776	17,214	—	—	(21)	—	30,969
Currency derivatives	1,475	(126)	—	—	(834)	—	515
Equity derivatives	54,356	45,897	—	113,026	(122,038)	—	91,241
Credit derivatives	14,541	(7,259)	—	—	—	—	7,282
Commodity derivatives	7,484	1,675	—	27	(1,361)	—	7,825
Financial assets designed at FVTPL
Equity-linked securities	448,791	20,550	—	130,967	(165,182)	—	435,126
Asset-backed securities	49,362	(1,289)	—	—	—	—	48,073
Debt securities	—	—	—	8,020	—	—	8,020
Equity securities	11,220	(230)	—	—	(3,679)	—	7,311

AFS financial assets
Debt securities
Financial institutions	8,800	—	—	—	—	—	8,800
Corporates	65,308	—	(3,279)	20,000	(10,012)	—	72,017
Foreign currency bonds	1,845	1	—	—	—	—	1,846
Equity securities	2,270,347	(13,585)	35,619	46,166	(453,592)	783	1,885,738
Beneficiary certificates	16,209	(1,247)	2,005	3,006	(483)	23,678	43,168
Others	93,640	(951)	(1,449)	66,071	(109,113)	(1,867)	46,331

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities
Interest rate derivatives	12,809	17,416	—	1,000	(47)	—	31,178
Stock derivatives	402,939	(59,021)	—	81,992	(47,067)	—	378,843
Credit derivatives	14,251	(6,585)	—	1,520	—	—	9,186
Commodity derivatives	6,217	1,865	—	1,043	(1,411)	—	7,714

Financial liabilities designated at FVTPL
Borrowings	2,897,551	130,150	—	2,127,228	(1,043,426)	—	4,111,503

	For the year ended December 31, 2011
	January 1, 2011	Net income	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	December 31, 2011
Financial assets:
Financial assets held for trading
Derivatives instruments assets
Interest rate derivatives	13,727	1,470	—	—	(1,421)	13,776
Currency derivatives	1,600	(68)	—	—	(57)	1,475
Equity derivatives	62,923	(21,039)	—	35,604	(23,132)	54,356
Credit derivatives	3,873	10,798	—	—	(130)	14,541
Commodity derivatives	4,119	(949)	—	7,091	(2,777)	7,484

Financial assets designed at FVTPL
Equity linked securities	253,318	(87,676)	—	433,589	(150,440)	448,791
Asset-backed securities	53,506	1,534	—	—	(5,678)	49,362
Equity securities	10,345	1,199	—	440	(764)	11,220

AFS Financial Assets
Debt securities
Financial institutions	8,800	—	—	—	—	8,800
Corporates	78,882	2,993	153	40,000	(56,720)	65,308
Foreign currency bonds	34,450	23	—	—	(32,628)	1,845
Equity securities	2,676,601	(119,400)	116,279	392,695	(795,828)	2,270,347
Beneficiary certificates	48,117	—	(20)	100	(31,988)	16,209
Others	29,694	1,278	—	65,478	(2,810)	93,640

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities
Interest rate derivatives	9,785	3,206	—	—	(182)	12,809
Currency derivatives	—	(10)	—	10	—	—
Stock derivatives	160,040	188,261	—	204,829	(150,191)	402,939
Credit derivatives	3,421	11,884	—	1,047	(2,101)	14,251
Commodity derivatives	10,547	2,204	—	2,833	(9,367)	6,217

Financial liabilities designated at FVTPL
Borrowings	1,766,213	(369,611)	—	2,120,144	(619,195)	2,897,551
All recognized gains and losses on current period are related to the holding assets and liabilities of current and previous period-end. Gain and loss recognized in net income are included in gain and loss on financial assets at FVTPL and AFS financial assets, respectively.

(4)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	June 30, 2012		December 31, 2011
	Fair value	Book value	Fair value	Book value
Financial assets:
HTM financial assets	19,266,553	19,059,506	20,323,593	20,036,128
Loans and receivables	245,257,489	243,395,626	236,723,318	235,159,956
Financial liabilities:
Deposits due to customers	203,633,203	203,563,078	195,908,985	195,930,482
Borrowings	33,716,125	33,672,120	34,491,299	34,666,709
Debentures	29,068,777	28,664,705	30,857,257	29,265,833
Other financial liabilities	17,083,046	17,094,856	19,071,984	19,083,709

12. Investments in Jointly Controlled Entities and Associates

(1)	Investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

			June 30, 2012		December 31, 2011
Subsidiaries	Capital	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori Finance Holdings:
Woori Aviva Life Insurance Co., Ltd. (*1)	73,700	Life insurance	7,601,091	51.6	7,601,091	51.6
Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Financial, Woori Investment & Securities and Woori Private Equity Fund:
Woori Blackstone Korea Opportunity Private Equity Fund I	351,500	Finance	156,600	44.6	156,600	44.6
Woori Bank, Kyongnam Bank and Kwangju Bank:
Korea Credit Bureau Co., Ltd. (*2)	10,000	Credit information	180,000	9.0	180,000	9.0
Woori Bank:
Korea Finance Security Co., Ltd. (*2)	6,000	Security service	183,870	15.3	183,870	15.3
Woori Service Networks Co., Ltd. (*2)	500	Freight & staffing services	4,704	4.9	4,704	4.9
Kumho Tire Co., Inc. (*3)	631,300	Manufacturing	22,514,800	17.8	22,514,800	21.2
United PF 1st Corporate Financial Stability (*4)	800,000	Finance	148,000	18.5	148,000	18.5
LIG E&C Co., Ltd. (*5)	16,300	Construction	755,946	23.2	755,946	23.2
Hyunjin Co., Ltd. (*5)	38,400	”	1,667,600	21.7	1,667,600	21.7
Chin Hung International Inc. (*5)	225,100	”	125,052,000	27.8	—	—
Pi City Co., Ltd. (*5)	20,600	”	871,631	21.1	—	—
Woori F&I:
Woori SB Fifth Asset Securitization Specialty	2,900	Asset securitization	171,456	30.0	171,456	30.0
Woori SB Eleventh Asset Securitization Specialty	500	”	40,527	45.0	40,527	45.0
Woori SB Twelfth Asset Securitization Specialty	1,000	”	101,544	40.0	101,544	40.0
Woori BC Pegasus Asset Securitization Specialty	9,700	”	581,580	30.0	581,580	30.0
Woori Stream Third Asset Securitization Specialty (*7)	1,500	”	—	—	120,472	40.0
Woori Stream Fourth Asset Securitization Specialty	1,600	”	125,808	40.0	125,808	40.0
Woori HB First Asset Securitization Specialty	50	”	3,712	40.0	3,712	40.0
Woori Piastone Bridge Asset Securitization Specialty	10	”	22,336	40.0	22,336	40.0
Woori EA First Asset Securitization Specialty	100	”	8,000	40.0	8,000	40.0
Woori EA Second Asset Securitization Specialty	100	”	8,000	40.0	8,000	40.0
Woori EA Sixth Asset Securitization Specialty	100	”	8,000	40.0	8,000	40.0
Woori EA Seventh Asset Securitization Specialty	60	”	5,652	45.0	5,652	45.0
Woori EA Ninth Asset Securitization Specialty	100	”	8,000	40.0	8,000	40.0
Woori EA Eleventh Asset Securitization Specialty	2,600	”	50,995	45.0	50,995	45.0
Woori EA Sixteen Asset Securitization Specialty (*6)	300	”	18,900	30.0	—	—
CW Two Partners Co., Ltd. (*7)	100	”	—	—	12,999	50.0 -1share
KAMCO Fifth Asset Securitization Specialty	25,700	”	87,013	24.0	87,013	24.0
KAMCO Sixth Asset Securitization Specialty	2,400	”	212,553	45.0	212,553	45.0

			June 30, 2012		December 31, 2011
Subsidiaries	Capital	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
KAMCO Seventh Asset Securitization Specialty	200	”	51,417	45.0	51,417	45.0
Woori Fine First Asset Securitization Specialty	1,300	Asset securitization	135,900	45.0	135,900	45.0
Chungdo Woori Century Security Corp., Ltd.	16,500	Other financial business	49,987,530	49.5	49,987,530	49.5
Woori Private Equity Fund:
Phoenix Digital Tech Co., Ltd.	5,500	Semiconductor equipment	500,000	50.0	500,000	50.0
Woori Renaissance Holdings (*1)	20	Other financial business	1,260	51.6	1,260	51.6
Bonghwang Semiconductor Yuhan Gongsa (*10)	39,400	Semiconductor packaging	—	30.0	—	30.0
MARS First:
Sempio Foods Co., Ltd. (*8)	4,400	Food & beverages manufacturing	—	—	1,465,446	33.0
MARS Second:
Seoul Lakeside Co., Ltd. (*9,10)	1,200	Hotel	55,860	47.5	76,000	47.5

(*1)	Woori Aviva Life Insurance Co. Ltd. is accounted for using the equity method as the investee subject to joint control in accordance with the joint agreement with Aviva International Holdings Limited (“Aviva”), decision making on operating, investment and financing activities are made by the board members whom the Company and Aviva can have rights to appoint half of the board of directors, respectively. Woori Renaissance Holdings is accounted for using the equity method as the investee subject to joint control in accordance with the joint agreement between Woori Private Equity Fund and Woori Renaissance Private Equity Fund, by contractual commitment, respectively.
(*2)	Woori Bank, a subsidiary of the Company, can exercise the significant influence over Korea Credit Bureau Co., Ltd. and Korea Finance Security Co., Ltd. Important transactions of Woori Service Network Co., Ltd. are mainly arranged with Woori Bank.
(*3)	The ownership interest in Kumho Tire Co., Inc. has decreased due to disproportionate increase in paid-in capital for the six months ended June 30, 2012. However, Woori Bank has significant influence because it has potential voting rights on Kumho Tire Co., Inc. which are estimated about 20.7% when exercised. But, the ownership interest has decreased due to disproportionate increase in paid-in capital.
(*4)	Woori Bank has significant influence by participating as limited partnership of United PF 1st Corporate Financial Stability (“United PF”) on the decision making of board of investment deliberation which is a major operating decision making organization. In addition, there exists a significant transaction relationship between United PF and Woori Bank.
(*5)	Woori Bank acquired 755,946 shares (equity: 23.2%) of LIG E&C Co., Ltd., 1,667,600 shares (equity: 21.7%) of Hyunjin Co. Ltd. for the year ended December 31, 2011 and 871,631 shares (equity: 21.1%) of Pi City Co. Ltd. for the six months June 30, 2012 by using debt to equity swap. Book value of those securities was written down to nil at acquisition date and therefore, there was no value recorded on as of December 31, 2011 and June 30, 2012. Woori Bank holds 125,052,000 shares (ownership: 27.8%) of Chin Hung International Inc. by using debt to equity swap for the six months as of June 30, 2012.
(*6)	Acquired 30% ownership of Woori EA Sixteenth Asset Securitization Specialty for the six months ended June 30, 2012.
(*7)	Investee is liquidated for the six months ended June 30, 2012.
(*8)	The Group has lost its significant influence after disposition of part of investment in Sempio Foods Co., Ltd.
(*9)	The investees decreased their capital, resulting in a decrease in number of shares owned.
(*10)	Financial statements as of March 31, 2012 of Bonghwang Semiconductor Yuhan Gongsa and Seoul Lakeside Co., Ltd. and there is no significant effect due to transactions and events which has been occurred subsequent to March 31, 2012.

(2)	Changes in carrying value of investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2012
	Acquisition cost	January 1, 2012	Gain (loss) on valuation	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	June 30, 2012
Woori Aviva Life Insurance Co., Ltd.	110,098	114,858	89	—	—	—	5,138	—	120,085
Woori Blackstone Korea Opportunity First	156,600	159,631	6,794	—	—	—	—	—	166,425
Korea Credit Bureau	4,500	3,912	228	—	—	—	(264)	—	3,876
Korea Finance Security Co., Ltd.	758	3,468	200	—	—	(55)	—	—	3,613
Woori Service Networks Co., Ltd.	24	98	2	—	—	(7)	—	—	93
Kumho Tire Co., Inc. (*1)	113,204	111,357	16,500	—	—	—	(9,869)	24,702	142,690
United PF 1st Corporate Financial Stability	148,000	149,099	5,185	—	—	—	—	—	154,284
Chin Hung International Inc. (*1)	60,275	—	(525)	60,275	—	—	—	—	59,750
Woori SB Fifth Asset Securitization Specialty	1,823	981	28	—	—	—	—	—	1,009
Woori SB Eleventh Asset Securitization Specialty	2,026	811	(17)	—	—	—	—	—	794
Woori SB Twelfth Asset Securitization Specialty	3,877	3,954	32	—	(1,200)	—	—	—	2,786
Woori BC Pegasus Asset Securitization Specialty (*2)	2,908	—	(664)	—	—	—	—	664	—
Woori Stream Third Asset Securitization Specialty	2,664	949	29	—	(978)	—	—	—	—
Woori Stream Fourth Asset Securitization Specialty	1,250	505	203	—	—	—	—	—	708
Woori HB First Asset Securitization Specialty	186	939	—	—	—	(753)	—	—	186
Woori Piastone Bridge Asset Securitization Specialty	40	1,136	208	—	(1,077)	—	—	—	267
Woori EA First Asset Securitization Specialty (*2)	400	—	196	—	—	—	—	(196)	—
Woori EA Second Asset Securitization Specialty (*2)	400	—	(207)	—	—	—	—	207	—
Woori EA Sixth Asset Securitization Specialty (*2)	400	—	457	—	—	(203)	—	(254)	—
Woori EA Seventh Asset Securitization Specialty	1,611	2,227	301	—	—	(223)	—	—	2,305
Woori EA Ninth Asset Securitization Specialty	400	3,660	585	—	—	(2,364)	—	—	1,881
Woori EA Eleventh Asset Securitization Specialty	9,905	10,901	3,125	—	—	(549)	—	—	13,477
Woori EA Sixteen Asset Securitization Specialty	5,400	—	(287)	5,400	—	—	(1)	—	5,112
CW Two Partners Co., Ltd.	605	6	(1)	—	(5)	—	—	—	—
KAMCO Fifth Asset Securitization Specialty	8,736	13,658	2,189	—	—	—	—	—	15,847
KAMCO Sixth Asset Securitization Specialty	5,314	7,183	(5)	—	—	(1,693)	—	—	5,485
KAMCO Seventh Asset Securitization Specialty	390	1,089	20	—	—	—	(900)	—	209
Woori Fine First Asset Securitization Specialty	13,447	17,485	591	—	(2,250)	(639)	—	—	15,187
Chungdo Woori Century Security Corp.	8,187	9,418	20	—	—	—	(49)	—	9,389
Phoenix Digital Tech Co., Ltd.	10,459	—	—	—	—	—	—	—	—
Woori Renaissance Holdings	63,000	32,516	1,260	—	—	—	578	—	34,354
Bonghwang Semiconductor Yuhan Gongsa	11,905	12,001	(202)	—	—	—	361	—	12,160
Sempio Foods Company	6,810	54,260	—	—	(45,167)	(366)	(804)	(7,923)	—
Seoul Lakeside Co., Ltd.	198,450	212,131	5,433	—	(71,247)	—	—	—	146,317

Total	954,052	928,233	41,767	65,675	(121,924)	(6,852)	(5,810)	17,200	918,289

	For the year ended December 31, 2011
	Acquisition cost	January 1, 2011	Gain (loss) on valuation	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2011
Woori Aviva Life Insurance Co., Ltd.	110,098	104,158	2,744	—	—	—	3,857	4,099	114,858
Woori Blackstone Korea Opportunity First	156,600	50	5,681	153,900	—	—	—	—	159,631
Korea Credit Bureau	4,500	3,454	458	—	—	—	—	—	3,912
BC Card Co., Ltd.	11,668	147,564	—	—	(91,919)	—	(24,788)	(30,857)	—
Korea Finance Security Co., Ltd.	758	3,436	87	—	—	(55)	—	—	3,468
Woori Service Networks Co., Ltd.	24	104	6	—	—	(12)	—	—	98
Kumho Tire Co., Inc. (*1)	113,204	113,204	(12,952)	—	—	—	(3,560)	14,665	111,357
United PF 1st Corporate Financial Stability	148,000	—	1,099	148,000	—	—	—	—	149,099
Woori SB Fifth Asset Securitization Specialty	3,773	1,008	(27)	—	—	—	—	—	981
Woori SB Eighth Asset Securitization Specialty	2,787	1,218	76	—	(1,294)	—	—	—	—
Woori SB Ninth Asset Securitization Specialty	1,907	1,723	13	—	(161)	—	(1,575)	—	—
Woori SB Eleventh Asset Securitization Specialty	5,176	4,545	(89)	—	—	(495)	(3,150)	—	811
Woori SB Twelfth Asset Securitization Specialty	5,477	5,016	47	—	—	(709)	(400)	—	3,954
Woori BC Pegasus Asset Securitization Specialty (*2)	2,908	—	(2,462)	—	—	—	—	2,462	—
Woori Stream Third Asset Securitization Specialty	2,664	1,354	195	—	—	—	(600)	—	949
Woori Stream Fourth Asset Securitization Specialty	3,650	716	(11)	—	—	—	(200)	—	505
Woori HB First Asset Securitization Specialty	186	367	1,288	—	—	(716)	—	—	939
Woori Piastone Bridge Asset Securitization Specialty	2,717	3,598	290	—	—	(1,152)	(1,600)	—	1,136
Woori EA First Asset Securitization Specialty (*2)	400	—	(840)	—	—	(355)	—	1,195	—
Woori EA Second Asset Securitization Specialty (*2)	400	899	20	—	—	(1,205)	—	286	—
Woori EA Sixth Asset Securitization Specialty (*2)	400	—	(53)	—	—	(110)	—	163	—
Woori EA Seventh Asset Securitization Specialty	1,611	1,966	532	—	—	(271)	—	—	2,227
Woori EA Ninth Asset Securitization Specialty	400	384	4,226	—	—	(950)	—	—	3,660
Woori EA Eleventh Asset Securitization Specialty	9,905	—	1,000	9,905	—	—	(4)	—	10,901
CW Two Partners Co., Ltd.	605	134	(128)	—	—	—	—	—	6
Woori F&I Fifteenth Asset Securitization Specialty	1	566	3,110	—	—	(4,281)	—	605	—
KAMCO Fifth Asset Securitization Specialty	8,736	10,764	(960)	—	—	—	—	3,854	13,658
KAMCO Sixth Asset Securitization Specialty	5,314	6,566	1,741	—	—	(1,124)	—	—	7,183
KAMCO Seventh Asset Securitization Specialty	1,285	1,210	352	—	—	(473)	—	—	1,089
Woori Tomato Second Asset Securitization Specialty	1	—	3,201	—	—	(1,912)	—	(1,289)	—
Woori Fine First Asset Securitization Specialty	15,697	15,647	2,394	—	—	(556)	—	—	17,485
Hiking-Woori Capital	230	209	(8)	—	(189)	—	(12)	—	—
Woori-Consus Capital	203	—	(371)	—	—	—	(63)	434	—
Chungdo Woori Century Security Corp.	8,187	8,644	256	—	—	—	518	—	9,418
Phoenix Digital Tech Co., Ltd.	10,459	8,833	(14,236)	—	—	—	5,403	—	—
Woori Renaissance Holdings	63,000	55,915	(23,399)	—	—	—	—	—	32,516
Bonghwang Semiconductor Yuhan Gongsa	11,905	12,178	105	—	—	—	(282)	—	12,001
Sempio Foods Company	26,578	37,767	17,248	—	—	(333)	(428)	6	54,260
Seoul Lakeside Co., Ltd.	270,000	191,647	26,067	—	—	(5,700)	—	117	212,131

Total	1,011,414	744,844	16,700	311,805	(93,563)	(20,409)	(26,884)	(4,260)	928,233

(*1)	The market value of the proportionate of the Woori Bank ownership interest in Kumho Tire Co. Inc. is 345 billion Won and 234 billion Won as of June 30, 2012 and December 31, 2011, respectively. The market value of the proportionate of the Woori Bank ownership interest in Chin Hung International Inc. is 139 billion Won as of June 30, 2012.
(*2)	Valuation of the investments in associates which accounted for using equity method account is discontinued since the associates has recorded accumulated deficits in equity. As therefore, the amount of accumulated deficits is deducted from loans which is related to respective associates.
(3)	If the Group’s share of losses of an investee equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further loss. Unrecognized loss is for the six months ended June 30, 2012 are as follows (Unit: Korean Won in millions):

	Unrecognized loss	Unrecognized changes in equity
Phoenix Digital Tech Co., Ltd.	(6,225)	—

(4)	Financial information of investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

	June 30, 2012
	Assets	Liabilities	Operating revenue	Net income
Woori Aviva Life Insurance Co., Ltd.	3,537,014	3,370,282	705,101	1,830
Woori Blackstone Korea Opportunity First	374,586	1,000	18,079	15,160
Korea Credit Bureau	50,570	9,223	22,822	3,676
Korea Finance Security Co., Ltd.	25,058	1,481	19,009	1,584
Woori Service Networks Co., Ltd.	3,408	1,527	5,818	412
Kumho Tire Co., Inc.	4,782,110	4,041,653	2,164,732	88,057
United PF 1st Corporate Financial Stability	872,160	38,192	48,553	28,026
Chin Hung International Inc.	622,150	483,737	197,322	(49,769)
Woori SB Fifth Asset Securitization Specialty	3,379	16	160	93
Woori SB Eleventh Asset Securitization Specialty	1,790	23	8	(37)
Woori SB Twelfth Asset Securitization Specialty	7,034	70	228	80
Woori BC Pegasus Asset Securitization Specialty	23,822	40,521	32	(2,215)
Woori Stream Fourth Asset Securitization Specialty	2,026	257	555	508
Woori HB First Asset Securitization Specialty	465	2	12	(1)
Woori Piastone Bridge Asset Securitization Specialty	685	14	824	520
Woori EA First Asset Securitization Specialty	81,009	87,546	4,491	490
Woori EA Second Asset Securitization Specialty	11,492	12,726	568	(518)
Woori EA Sixth Asset Securitization Specialty	25,663	25,746	4,498	1,142
Woori EA Seventh Asset Securitization Specialty	10,096	4,972	711	669
Woori EA Ninth Asset Securitization Specialty	27,349	22,647	3,213	1,462
Woori EA Eleventh Asset Securitization Specialty	67,208	37,261	11,759	6,944
Woori EA Sixteen Asset Securitization Specialty	167,984	150,944	3,843	(955)
KAMCO Fifth Asset Securitization Specialty	72,517	40,169	5,884	4,468
KAMCO Sixth Asset Securitization Specialty	14,711	2,511	156	(10)
KAMCO Seventh Asset Securitization Specialty	577	102	65	45
Woori Fine First Asset Securitization Specialty	33,961	203	2,478	1,314
Chungdo Woori Century Security Corp.	22,314	3,350	1,848	41
Phoenix Digital Tech Co., Ltd.	31,588	44,038	(343)	(1,463)
Woori Renaissance Holdings	101,184	33,828	3,333	1,956
Bonghwang Semiconductor Yuhan Gongsa	77,771	39,440	(267)	(452)
Seoul Lakeside Co., Ltd.	98,449	129,256	50,408	11,441

	December 31, 2011
	Assets	Liabilities	Operating revenue	Net income
Woori Aviva Life Insurance Co., Ltd.	3,162,593	3,007,653	11,829	7,460
Woori Blackstone Korea Opportunity First	358,946	750	17,971	12,608
Korea Credit Bureau	51,484	9,650	41,409	6,380
Korea Finance Security Co., Ltd.	24,446	1,812	42,790	1,069
Woori Service Networks Co., Ltd.	3,541	1,552	11,492	697
Kumho Tire Co., Inc.	4,634,196	4,112,068	3,946,765	(39,354)
United PF 1st Corporate Financial Stability	836,104	30,162	48,117	5,942
Woori SB Fifth Asset Securitization Specialty	3,616	347	11	(89)
Woori SB Eleventh Asset Securitization Specialty	1,824	20	126	(198)
Woori SB Twelfth Asset Securitization Specialty	9,902	18	231	117
Woori BC Pegasus Asset Securitization Specialty	25,050	39,534	119	(8,208)
Woori Stream Third Asset Securitization Specialty	2,399	24	675	488
Woori Stream Fourth Asset Securitization Specialty	1,519	258	86	(27)
Woori HB First Asset Securitization Specialty	2,351	5	3,478	3,220
Woori Piastone Bridge Asset Securitization Specialty	3,984	1,142	1,000	725
Woori EA First Asset Securitization Specialty	80,666	87,692	6,048	(3,934)
Woori EA Second Asset Securitization Specialty	13,029	13,745	3,337	50
Woori EA Sixth Asset Securitization Specialty	42,287	43,004	15,068	(133)
Woori EA Seventh Asset Securitization Specialty	10,119	5,170	5,114	1,182
Woori EA Ninth Asset Securitization Specialty	39,541	30,391	22,338	10,564
Woori EA Eleventh Asset Securitization Specialty	125,608	101,386	16,154	2,222
CW Two Partners Co., Ltd.	190	177	488	(255)
KAMCO Fifth Asset Securitization Specialty	66,794	38,913	1,489	(6,274)
KAMCO Sixth Asset Securitization Specialty	20,240	4,268	7,027	3,869
KAMCO Seventh Asset Securitization Specialty	2,437	7	1,186	781
Woori Fine First Asset Securitization Specialty	40,120	1,257	6,808	5,319
Chungdo Woori Century Security Corp.	20,843	1,822	2,796	516
Phoenix Digital Tech Co., Ltd.	51,016	55,852	(700)	(13,823)
Woori Renaissance Holdings	99,240	33,842	(38,772)	(41,338)
Bonghwang Semiconductor Yuhan Gongsa	531,387	320,920	700	842
Sempio Foods Company	238,938	74,573	173,443	28,915
Seoul Lakeside Co., Ltd.	231,361	111,558	48,170	7,859

(5)	The entity excluded from associates although it’s percentage of ownership is higher than 20% as of June 30, 2012 and December 31, 2011 is as follows (Unit: Korean Won in millions):

	Number of shares owned	Ownership (%)
Vogo II-2 Investment Holdings Co., Ltd. (*)	24,187,282,362	34.6%

(*)	The entity is excluded from the associates because substantially the Group has no significant influence over the investee company although it’s percentage of ownership on common share is higher than 20%.

13. Investment Properties

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Acquisition cost	518,400	514,819
Accumulated depreciation	(18,458)	(15,820)

Net carrying value	499,942	498,999

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2012	For the year ended December 31, 2011
Beginning balance	498,999	643,271
Acquisition	253	1,356
Capital expenditure	2,067	—
Disposition	—	(144,097)
Depreciation	(2,647)	(6,462)
Impairment loss	(126)	(2,212)
Transfer	1,396	(6,464)
Foreign currencies translation adjustments	—	11
Others	—	13,596

Ending balance	499,942	498,999

(3)	Fair value of investment properties is 557,937 million Won and 554,722 million Won as of June 30, 2012 and December 31, 2011, respectively.

(4)	Rental fees earned from investment properties are 5,391 million Won and 7,678 million Won as of June 30, 2012 and 2011, respectively.

14. Premises and Equipment

(1)	Premises and equipment are as follows (Unit: Korean Won in millions):

	June 30, 2012
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,826,065	1,007,615	1,451,004	355,055	10,964	20	4,650,723
Accumulated depreciation	—	(76,059)	(1,119,830)	(288,588)	—	(14)	(1,484,491)

Net carrying value	1,826,065	931,556	331,174	66,467	10,964	6	3,166,232

	December 31, 2011
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,828,009	990,772	1,392,065	331,517	4,433	20	4,546,816
Accumulated depreciation	—	(60,434)	(1,075,775)	(276,122)	—	(13)	(1,412,344)

Net carrying value	1,828,009	930,338	316,290	55,395	4,433	7	3,134,472

(2)	Changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2012
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,828,009	930,338	316,290	55,395	4,433	7	3,134,472
Acquisition	3,674	19,144	77,839	23,248	11,440	—	135,345
Disposition or transfer	(4,024)	(3,795)	(1,252)	(780)	(980)	—	(10,831)
Depreciation	—	(15,773)	(65,314)	(13,734)	—	—	(94,821)
Foreign currencies translation adjustment	(2)	(39)	(22)	(19)	25	—	(57)
Others	(1,592)	1,681	3,633	2,357	(3,954)	(1)	2,124

Ending balance	1,826,065	931,556	331,174	66,467	10,964	6	3,166,232

	For the year ended December 31, 2011
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,815,070	931,419	298,686	49,792	2,404	7	3,097,378
Acquisition	7,261	33,575	159,367	30,224	20,958	—	251,385
Disposition or transfer	(21,491)	(6,284)	(5,861)	(791)	(18,929)	—	(53,356)
Depreciation	—	(29,141)	(119,017)	(23,813)	—	—	(171,971)
Impairment loss	—	(59)	—	—	—	—	(59)
Classified to assets held for sale	(1,482)	(1,123)	—	—	—	—	(2,605)
Foreign currencies translation adjustment	15	(81)	336	178	—	—	448
Others	28,636	2,032	(17,221)	(195)	—	—	13,252

Ending balance	1,828,009	930,338	316,290	55,395	4,433	7	3,134,472

15. Intangible Assets and Goodwill

(1)	Intangible assets are as follows (Unit: Korean Won in millions):

	June 30, 2012
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	151,138	14,312	138,150	381	194,799	397,650	71,551	967,981
Accumulated depreciation	—	(4,540)	(95,219)	(204)	(129,452)	(260,819)	—	(490,234)
Accumulated impairment losses	(43,749)	—	—	—	—	—	(7,796)	(51,545)

Net carrying value	107,389	9,772	42,931	177	65,347	136,831	63,755	426,202

	December 31, 2011
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	151,138	14,310	124,917	350	183,492	389,527	70,549	934,283
Accumulated depreciation	—	(3,763)	(87,198)	(185)	(117,911)	(231,864)	—	(440,921)
Accumulated impairment losses	(42,725)	—	—	—	—	(2,106)	(640)	(45,471)

Net carrying value	108,413	10,547	37,719	165	65,581	155,557	69,909	447,891

(2)	Changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2012
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	108,413	10,547	37,719	165	65,581	155,557	69,909	447,891
Acquisition	—	—	12,142	31	11,318	7,895	2,699	34,085
Disposition	—	—	—	—	—	(54)	(1,519)	(1,573)
Amortization	—	(773)	(6,923)	(19)	(11,551)	(28,334)	—	(47,600)
Impairment loss	(1,024)	—	—	—	—	—	(5,808)	(6,832)
Foreign currencies translation adjustment	—	(2)	1	—	(1)	17	29	44
Others	—	—	(8)	—	—	1,750	(1,555)	187

Ending balance	107,389	9,772	42,931	177	65,347	136,831	63,755	426,202

	For the year ended December 31, 2011
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	78,060	922	28,703	150	69,751	49,294	68,256	295,136
Acquisition	39,284	10,915	21,507	49	19,342	164,999	5,881	261,977
Disposition	—	—	—	—	(18)	(865)	(2,607)	(3,490)
Amortization	—	(1,288)	(12,111)	(34)	(22,991)	(56,215)	—	(92,639)
Impairment loss	(8,925)	—	—	—	—	(2,107)	(1,507)	(12,539)
Foreign currencies translation adjustment	(6)	(2)	(2)	—	2	33	(114)	(89)
Others	—	—	(378)	—	(505)	418	—	(465)

Ending balance	108,413	10,547	37,719	165	65,581	155,557	69,909	447,891

16. Assets Held for Sale

Assets held for sale are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Investment properties	63,393	53,985
Premises and equipment	2,070	2,258

Total	65,463	56,243

17. Assets Subjected to Lien and Assets Acquired through Foreclosures

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		June 30, 2012
		Collateral given to	Amount	Reason for collateral
Due from banks		Samsung Securities and others	9,370	Deposits for futures margin and others
Financial assets at FVTPL	Financial institutions debt securities and others	Korea Securities Depository and others	10,644,766	Collateral repurchase agreement and others
AFS financial assets	Korean treasury and government agencies bonds	Nomura Securities and others	352,664	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	The Bank of Korea and others	1,680,964	Intraday overdrawn account and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities and others	1,026,316	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The Bank of Korea and others	5,537,744	Limitation on total loan exposure and others
Loans		Postal Saving Bank of China and others	80,766	Collateral for borrowings
Land and building		Shinhan Card and others	92,819	Leasehold rights and others

		Total	19,425,409

		December 31, 2011
		Collateral given to	Amount	Reason for collateral
Due from banks		Credit-agricole Bank and others	161,855	Security on borrowings and others
Financial assets at FVTPL	Financial institutions debt securities and others	Korea Securities Depository and others	9,470,575	Collateral repurchase agreement and others
AFS financial assets	Korean treasury and government agencies bond	Nomura Securities and others	291,674	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	Bank of communications and others	654,109	Foreign currencies Long-term borrowings and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities and others	946,684	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The Bank of Korea and others	6,608,480	Limitation on total loan exposure and others
Loans		Shinhan Bank and others	511,366	Collateral for borrowings
Land and building		Shinhan Card and others	93,220	Leasehold rights and others

		Total	18,737,963

(*)	The transferee can dispose and refurnish the securities.

(2)	As of June 30, 2012 and December 31, 2011, asset acquired through a foreclosure is the building, whose carrying amounts are 64 million Won and 555 million Won, respectively

(3)	Loaned securities are as follows (Unit: Korean Won in millions):

		June 30, 2012	December 31, 2011	Loaned to
Financial assets at FVTPL	Korean treasury and government agencies bonds	243,753	49,917	Korea Money Brokerage Corp. and others
AFS financial assets	Korean treasury and government agencies bonds	110,374	90,209	Korea Securities Depository and others
HTM financial assets	Korean corporates bonds	10,934	10,877	The Korea Securities Finance Corporation

	Total	365,061	151,003

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults

Fair value of the collaterals held can be disposed and re-subjected to lien regardless of defaults as of June 30, 2012 and December 31, 2011 are as follows (Unit: Korean Won in millions):

	June 30, 2012
	Fair value of collateral	Fair value of the collaterals held were disposed and re-subjected to lien
Securities	1,924,894	105,826

	December 31, 2011
	Fair value of collateral	Fair value of the collaterals held were disposed and re-subjected to lien
Securities	735,101	111,247

18. Other Assets

Other assets are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Prepaid expenses	243,054	249,702
Advance payments	63,087	16,513
Leased assets	1,430	3,403
Non-operative assets	64	555
Others	13,861	106,886

Total	321,496	377,059

19. Financial Liability at FVTPL

Financial liabilities at FVTPL consist of financial liabilities held for trading and financial liabilities designated at FVTPL.

(1)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Deposits due to Customers:
Gold banking liabilities	2,624	—
Borrowings:
Warrants in short position	5,030	10,309
Securities in short position	744,045	626,879

Sub-total	749,075	637,188

Derivative liabilities:
Interest rate derivatives	1,549,208	1,670,845
Currency derivatives	1,587,215	1,689,844
Stock derivatives	531,665	516,834
Credit derivatives	9,759	21,559
Commodity derivatives	40,326	25,753
Others	515	109

Sub-total	3,718,688	3,924,944

Total	4,470,387	4,562,132

(2)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Borrowings:
Equity linked securities in short position	6,356,515	4,634,724
Equity linked securities index in short position	78,331	102,483

Sub-total	6,434,846	4,737,207

Debentures:
Debentures in local currency	227,454	226,432
Debentures in foreign currencies	94,655	95,775

Sub-total	322,109	322,207

Total	6,756,955	5,059,414

(3)	Credit risk adjustment to financial liabilities designated at FVTPL is as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Financial liabilities designated at FVTPL subject to credit risk adjustments	6,756,955	5,059,414
Credit risk adjustments	(79,201)	31,735
Accumulated changes in credit risk adjustments	(44,319)	34,882

Credit risk adjustments are applied to reflect the Group’s own credit risk when measuring derivative liabilities at fair value. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit rating.

(4)	Financial liabilities at FVTPL’s carrying value and nominal value at maturity are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Carrying value	6,756,955	5,059,414
Nominal value at maturity	6,917,178	5,346,184

	(160,223)	(286,770)

20. Deposits due to Customers

(1)	Deposits sorted by interest type are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Deposits in local currency
Demand deposits	16,116,200	13,704,296
Time deposits	168,166,932	163,162,643
Mutual installments	89,653	104,402
Deposits on notes payables	3,713,064	3,135,424
Deposits on CMA	1,933,322	2,136,820
Certificate of deposits	1,392,822	1,850,221
Other deposits	1,309,680	1,235,462

Sub-total	192,721,673	185,329,268

Deposits in foreign currencies	10,870,973	10,638,470
Present value discount	(29,568)	(37,256)

Total	203,563,078	195,930,482

(2)	Deposits by customers are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Individual	67,701,150	66,285,132
Corporation	55,147,689	55,802,501
Banks	28,697,095	24,481,309
Government agencies	17,160,597	13,602,836
Other financial institutions	11,235,425	9,796,912
Government	6,653,905	9,931,364
Non-profit corporation	6,926,754	6,461,592
Educational organization	3,479,190	3,276,295
Foreign corporations	1,371,523	1,340,651
Others	5,219,318	4,989,146
Present value discount	(29,568)	(37,256)

Total	203,563,078	195,930,482

21. Borrowings and Debentures

(1)	Borrowings are as follows (Unit: Korean Won in millions):

	June 30, 2012
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency
Borrowings of the Bank of Korea	The Bank of Korea	1.5	757,596
Borrowings from government funds	Small and Medium Business Corporation and others	1.9	2,157,171
Others	NH Bank and others	3.2	7,144,844

Sub-total			10,059,611

Borrowings in foreign currencies
Borrowings in foreign currencies	Commerz Bank AG and others	1.2	11,979,580
Offshore borrowings in foreign currencies	KDB Bank and others	1.0	5,769

Sub-total			11,985,349

Bills sold	Others	3.1	170,262
Call money	Banks	2.9	2,559,307
Bonds sold under repurchase agreements	Mirae Asset Management and others		8,901,902
Present value discount			(4,311)

Total			33,672,120

	December 31, 2011
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency
Borrowings of the Bank of Korea	The Bank of Korea	1.5	1,089,170
Borrowings from government funds	Korea Environment Management Corporation	2.1	2,119,147
Others	Korea Finance Corporation and others	3.2	6,842,681

Sub-total			10,050,998

Borrowings in foreign currencies
Borrowings in foreign currencies	Wilshire State Bank and others	1.3	12,140,368
Offshore borrowings in foreign currencies	KDB Bank and others	1.0	5,767

Sub-total			12,146,135

Bills sold	Others	2.9	181,102
Call money	Banks	2.5	4,393,138
Bonds sold under repurchase agreements	Mirae Asset Management and others		7,898,553
Present value discount			(3,217)

Total			34,666,709

(2)	Debentures are as follows (Unit: Korean Won in millions):

	June 30, 2012		December 31, 2011
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond
Ordinary bonds	1.6 ~ 10.5	21,104,516	0.5 ~ 10.5	21,757,317
Subordinated bonds	4.2 ~ 10.3	7,436,691	4.5 ~ 10.3	7,316,553
Other bonds	—	200,827	—	244,892

Sub-total		28,742,034		29,318,762

Discounts on bond		(77,329)		(52,929)

Total		28,664,705		29,265,833

(3)	Borrowings from financial institutions are as follows (Unit: Korean Won in millions):

	June 30, 2012
	Banks	Non-banks	Total
Borrowings in local currency	1,440,054	8,619,557	10,059,611
Borrowings in foreign currencies	7,016,078	4,969,271	11,985,349
Call money	1,189,507	1,369,800	2,559,307
Bonds sold under repurchase agreements	355,000	8,546,902	8,901,902

Total	10,000,639	23,505,530	33,506,169

	December 31, 2011
	Banks	Non-banks	Total
Borrowings in local currency	1,758,453	8,292,545	10,050,998
Borrowings in foreign currencies	6,694,915	5,451,220	12,146,135
Call money	1,276,638	3,116,500	4,393,138
Bonds sold under repurchase agreements	110,000	7,788,553	7,898,553

Total	9,840,006	24,648,818	34,488,824

22. Provision

(1)	Provision is as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Asset retirement obligation	24,192	20,662
Provision for guarantee (*1)	704,175	464,687
Provision for unused commitments	153,149	134,530
Provision for credit card points	7,094	1,387
Other provision (*2)	183,670	271,042

Total	1,072,280	892,308

(*1)	Provisions for guarantee includes provision for financial guarantee of 251,359 million Won and 200,246 million Won as of June 30, 2012 and December 31, 2011, respectively.
(*2)	Other provisions include provision for litigation.

(2)	Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2012
	Provision for guarantee	Provision for unused commitment	Provision for credit card points	Other provision	Total
Beginning balance	464,687	134,530	1,387	271,042	871,646
Provisions provided	243,073	20,484	20,390	1,128	285,075
Provisions used and others	4,498	(39)	(14,682)	(46,611)	(56,834)
Reversal of unused amount	(8,083)	(1,826)	(1)	(41,889)	(51,799)

Ending balance	704,175	153,149	7,094	183,670	1,048,088

	For the year ended December 31, 2011
	Provision for guarantee	Provision for unused commitment	Provision for credit card points	Other provision	Total
Beginning balance	309,721	168,239	11,421	245,716	735,097
Provisions provided	156,749	5,317	9,342	47,583	218,991
Provisions used and others	14,932	23	(19,360)	(14,099)	(18,504)
Reversal of unused amount	(16,715)	(39,049)	(16)	(8,158)	(63,938)

Ending balance	464,687	134,530	1,387	271,042	871,646

(3)	Changes in details of asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2012	For the year ended December 31, 2011
Beginning balance	20,662	25,958
Provisions provided	3,600	2,335
Provisions used	(348)	(488)
Depreciation	333	449
Reversal of unused amount	(1,584)	(176)
Increase (decrease) in restoration costs	1,529	(7,416)

Ending balance	24,192	20,662

23. Retirement Benefit Obligation

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. Plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

(1)	Retirement benefit obligation is as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Projected retirement benefit obligation	464,655	365,714
Plan assets	(300,612)	(246,010)

Net liability recorded	164,043	119,704

(2)	Changes in carrying value of projected retirement benefit obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2012	For the year ended December 31, 2011
Beginning balance	365,714	227,729
Service cost	69,016	126,281
Interest cost	8,101	11,604
Actuarial loss	38,919	21,756
Foreign currencies translation adjustments	(49)	103
Retirement benefit paid	(15,099)	(20,476)
Curtailment or settlement	(2,208)	(1,565)
Others	261	282

Ending balance	464,655	365,714

(3)	Changes in plan assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2012	For the year ended December 31, 2011
Beginning balance	246,010	157,780
Expected return plan assets	7,436	8,211
Actuarial loss	(1,548)	(2,037)
Employer’s contributions	58,275	89,125
Retirement benefit paid	(8,097)	(7,736)
Curtailment or settlement	(2,055)	(1,265)
Others	(591)	1,932

Ending balance	300,612	246,010

(4)	Plan assets consist of mainly deposits which accounts for 89.39% and 93.59% of plan asset as of June 30, 2012 and December 31, 2011, respectively. Among plan asset, realized return on plan assets are 5,888 million Won and 6,174 million Won for the six months ended June 30, 2012 and for the year ended December 31, 2011, respectively.

(5)	Past service cost, interest cost, expected return on plan asset, actuarial loss and loss on curtailment or settlement recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2012	For the year ended December 31, 2011
Past service cost	69,016	126,281
Interest cost	8,101	11,604
Expected return on plan assets	(7,436)	(8,211)
Actuarial loss	40,467	23,793
Loss on the curtailment or settlement	(41)	(300)

Total	110,107	153,167

(6)	Actuarial assumptions used in projected retirement benefit obligation assessment are as follows:

	June 30, 2012	December 31, 2011
Discount rate	4.32%	4.76%
Inflation rate	2.30%	2.30%
Expected rate of return on plan assets	4.49%	4.49%
Future wage growth rate	5.31%	5.31%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

24. Other Financial Liabilities and Other Liabilities

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Other financial liabilities:
Payables	7,694,477	7,431,428
Accrued expenses	3,213,522	3,374,174
Borrowings from trust accounts	2,932,126	2,485,088
Refundable lease deposits	190,847	184,886
Agency business revenue	339,238	211,227
Foreign exchange payables	608,211	696,505
Domestic exchange payables	293,150	3,109,576
Miscellaneous liabilities	1,823,285	1,590,825

Sub-total	17,094,856	19,083,709

Other liabilities:
Income in advance	219,074	264,121
Other miscellaneous liabilities	264,371	305,662

Sub-total	483,445	569,783

Total	17,578,301	19,653,492

25. Derivatives

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2012
		Assets				Liabilities
	Nominal amount	Fair value hedge	Cashflow hedge	Foreign hedge	For trading	Fair value hedge	Cashflow hedge	Foreign hedge	For trading
Interest rate:
Interest rate swap	156,498,666	317,411	223	—	1,396,514	9,127	20,178	—	1,526,116
Interest rate futures	104,680	—	—	—	—	—	—	—	—
Long interest options	2,445,000	—	—	—	32,285	—	—	—	—
Short interest options	2,170,332	—	—	—	—	—	—	—	23,092
Currency:
Currency forwards	52,672,860	124	—	987	806,213	99	—	5,306	361,088
Currency swaps	25,586,679	—	—	—	903,375	—	—	—	1,213,422
Currency futures	857,759	—	—	—	—	—	—	—	—
Long option	1,342,964	—	—	—	280,515	—	—	—	—
Short option	1,390,058	—	—	—	—	—	—	—	12,705
Stock Index:
Stock index futures	20,762	—	—	—	—	—	—	—	—
Long stock	750,744	—	—	—	161,954	—	—	—	—
Short stock	1,251,315	—	—	—	—	—	—	—	355,266
Stock index swaps	—	—	—	—	42,424	—	—	—	176,399
Others:
Long option	435,798	—	—	—	20,908	—	—	—	—
Short option	447,281	—	—	—	—	—	—	—	18,021
Other forwards	54,943	—	—	—	1,860	—	—	—	1,850
Other swaps	28,796	—	—	—	28,796	—	—	—	30,213
Other futures	361	—	—	—	303	—	—	—	516

Total	246,058,998	317,535	223	987	3,675,147	9,226	20,178	5,306	3,718,688

	December 31, 2011
		Assets				Liabilities
	Nominal amount	Fair value hedge	Cashflow hedge	Foreign hedge	For trading	Fair value hedge	Cashflow hedge	Foreign hedge	For trading
Interest rate:
Interest rate swap	176,817,515	326,005	—	—	1,516,621	348	23,978	—	1,639,921
Interest rate futures	298,253	—	—	—	—	—	—	—	—
Long interest options	2,445,000	—	—	—	36,254	—	—	—	—
Short interest options	2,771,136	—	—	—	—	—	—	—	30,924
Currency:
Currency forwards	40,801,384	—	—	835	836,348	—	—	9,167	347,213
Currency swaps	27,832,325	—	—	—	973,215	—	—	—	1,315,693
Currency futures	1,086,199	—	—	—	—	—	—	—	—
Long option	1,957,680	—	—	—	396,268	—	—	—	—
Short option	1,890,912	—	—	—	—	—	—	—	26,938
Stock Index:
Stock index futures	18,946	—	—	—	—	—	—	—	—
Long stock	740,808	—	—	—	59,092	—	—	—	—
Short stock	1,281,750	—	—	—	—	—	—	—	262,981
Stock index swaps	2,396,314	—	—	—	36,441	—	—	—	253,853
Others:
Long option	234,408	—	—	—	17,771	—	—	—	—
Short option	239,000	—	—	—	—	—	—	—	11,911
Other forwards	10,516	—	—	—	239	—	—	—	253
Other swaps	157,937	—	—	—	27,648	—	—	—	35,148
Other futures	299	—	—	—	—	—	—	—	109

Total	260,980,382	326,005	—	835	3,899,897	348	23,978	9,167	3,924,944

Derivatives held for trading purpose are classified into financial assets on liabilities at FVTPL and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position (see Notes 7 and 19).

(2)	Gains or losses on valuation of derivatives applied hedge accounting are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2012	2011
Gains or losses from hedged items	(1,345)	(15,597)
Gains or losses from hedging instruments	(344)	(3,704)
Ineffective gains and losses of foreign hedging activities	376	2,605

26. Day 1 Profit and Loss

Changes in details of deferred day 1 profit and loss are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2012	For the year ended December 31, 2011
Beginning balance	54,732	30,869
Recognition form new transactions
Financial assets at FVTPL	(53,293)	2,618
Financial liabilities at FVTPL	85,742	54,687

Sub-total	32,449	57,305

Realization in current period
Financial assets at FVTPL	5,097	7,797
Financial liabilities at FVTPL	(24,188)	(41,239)

Sub-total	(19,091)	(33,442)

Ending balance	68,090	54,732

Although no observable elements were available in market transaction to fair value the financial instruments, valuation techniques were utilized to fair value such instruments. These financial instruments are recorded at their fair values at the time of purchase even though there were differences noted on the transaction price and fair value obtained from valuation techniques. The table above shows the differences yet to be recognized in profits and losses and the details.

27. Capital Stock and Capital Surplus

(1)	The number of authorized shares is as follows:

	June 30, 2012	December 31, 2011
Authorized shares of common stock	2,400,000,000 shares	2,400,000,000 shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	806,015,340 shares	806,015,340 shares

As of June 30, 2012 and December 31, 2011, the Group holds 1,999 shares (14 million Won) of its treasury stock, respectively, acquired as a buyback of odd-lot share when exchanging the stock of Woori Investment & Securities.

(2)	Capital surplus are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Capital in excess of par value	109,025	109,025
Other capital surplus	65,562	66,743

Total	174,587	175,768

28. Hybrid Securities

The bond-type hybrid securities classified as shareholder’s equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	June 30, 2012	December 31, 2011
The 1st bond-type hybrid securities	November 22, 2011	November 22, 2041	5.91	310,000	310,000
The 2nd bond-type hybrid securities	March 8, 2012	March 8, 2032	5.83	190,000	—
Issuance cost				(1,593)	(990)

Total				498,407	309,010

Although these instruments have contractual maturity dates and stipulated contractual interest payments, the contractual agreements allow the Company to indefinitely extend the maturity date and defer the payment of interest without a modification of the other terms of the instrument such as interest rate, etc. If the Company makes a resolution not to pay dividends on ordinary stock, and then, the Company is exonerated from interest payment on the hybrid securities.

29. Other Equity

(1)	Other equity is as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Other comprehensive income:
Gain on valuation of AFS financial assets	367,458	647,482
Gain on equity of jointly controlled entities and associates	601	4,940
Loss on FX translation on overseas operations	(6,168)	(2,772)
Gain on cashflow hedges	7,096	4,336

Sub-total	368,987	653,986

Treasury shares	(14)	(14)
Other capital adjustments	(61,981)	(67,551)

Total	306,992	586,421

(2)	Changes in accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2012
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Ending balance
Gain on valuation of AFS financial assets	647,482	60,232	(435,164)	94,908	367,458
Gain on equity of jointly controlled entities and associates	4,940	(5,810)	—	1,471	601
Loss on FX translation on overseas operations	(2,772)	(6,474)	—	3,078	(6,168)
Gain on cashflow hedges	4,336	3,242	—	(482)	7,096

Total	653,986	51,190	(435,164)	98,975	368,987

	For the year ended December 31, 2011
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Ending balance
Gain on valuation of AFS financial assets	1,051,219	125,530	(576,844)	47,577	647,482
Gain on equity of jointly controlled entities and associates	24,970	(26,884)	(24,787)	31,641	4,940
Loss on FX translation on overseas operations	(16,221)	15,244	—	(1,795)	(2,772)
Gain on cash flow hedges	1,187	1,552	(749)	2,346	4,336

Total	1,061,155	115,442	(602,380)	79,769	653,986

30. Retained Earnings

(1)	Retained earnings are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Legal reserves	1,035,849	1,005,401
Voluntary reserves	8,528,008	8,256,000
Retained earnings carried forward	3,582,063	3,161,321

Total	13,145,920	12,422,722

Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than 10% of net income until reaching an amount equal to the Company’s capital.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2012	For the year ended December 31, 2011
Beginning balance	12,422,722	10,489,339
Net income	937,634	2,136,828
Dividends on common stock	(201,503)	(201,503)
Dividends on hybrid securities	(12,592)	(1,942)
Others	(341)	—

Ending balance	13,145,920	12,422,722

31. Planned Regulatory Reserve for Credit Loss

In accordance with the Regulations for Supervision of Financial Holding Companies (“RSFHC”), if the estimated provision for credit loss determined in accordance with K-IFRS 1039 Financial instruments: Recognition and Measurement is lower than those in accordance with the RSFHC, the Group shall disclose the difference as the regulatory reserve for credit loss.

(1)	Regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Controlling interests	1,396,534	1,339,430
Non-controlling interests	8,498	12,336

	1,405,032	1,351,766

(2)	Reserve, net income attributable to shareholders and earnings per share after the reserve provided are as follows (Unit: Korean Won in millions, except for earnings per share):

	2012		2011
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Planned regulatory reserve for credit loss	(46,987)	57,104	113,875	173,248
Net income after the planned reserve provided	339,596	880,530	678,422	1,121,664

Earnings per share after the planned reserve provided (*)	412	1,077	842	1,392

(*)	Earnings per share after the planned reserve provided is calculated by deducting dividends on hybrid securities from net income after the planned reserve provided.

32. Dividends

The Group paid 201,503 million Won (250 Won per share) of dividends in 2012 and 2011 respectively.

33. Net Interest Income

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Financial assets at FVTPL:
Debt securities
Korean treasury and government agencies	44,490	75,604	36,275	78,443
Financial institutions	46,055	93,653	38,519	69,704
Corporates	33,922	74,751	27,684	59,538
CP	27,769	51,223	27,434	54,288
Interest of other FVTPL financial assets	26,258	56,383	26,091	58,881

Sub-total	178,494	351,614	156,003	320,854

AFS financial assets:
Debt securities
Korean treasury and government agencies	36,712	73,772	40,288	79,098
Financial institutions	54,545	106,290	56,136	109,620
Corporates	52,249	89,673	13,851	34,010
Asset-backed securities	379	635	413	1,332
Foreign currency bonds	1,690	3,085	1,573	3,605
Interest of other AFS financial assets	1,830	3,456	1,352	2,460

Sub-total	147,405	276,911	113,613	230,125

HTM financial assets:
Debt securities
Korean treasury and government agencies	88,410	172,673	82,538	154,237
Financial institutions	40,507	92,191	71,650	144,184
Corporates	80,638	158,446	69,799	133,278
Asset-backed securities	—	—	636	709
Foreign government	923	2,040	2,403	4,604

Sub-total	210,478	425,350	227,026	437,012

Loans and receivables:
Interest on due from banks	60,488	115,734	44,446	76,439
Interest on loans	3,188,533	6,433,660	3,174,088	6,164,482
Interest of other receivables	27,080	53,532	27,001	70,767

Sub-total	3,276,101	6,602,926	3,245,535	6,311,688

Total	3,812,478	7,656,801	3,742,177	7,299,679

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Interest on deposits due to customers	1,386,588	2,764,496	1,308,922	2,502,687
Interest on borrowings	197,703	403,642	207,059	403,688
Interest on debentures	357,615	719,429	394,152	798,350
Other interest expense	33,214	69,804	25,786	55,366

Total	1,975,120	3,957,371	1,935,919	3,760,091

34. Net Fees and Commissions Income

(1)	Fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Banking fees:
Banking fees (*)	216,515	420,863	203,822	394,006
Guarantee fees	28,415	54,150	26,813	47,639
Fees from project financing	5,289	13,458	5,945	12,854

Sub-total	250,219	488,471	236,580	454,499

Other fees:
Credit card fees	10,060	19,824	9,527	19,282
CMA management fees	1,210	2,612	1,326	2,845
Lease	3,265	6,844	3,114	6,774
Brokerage fees	109,629	252,826	182,391	351,531
Others	33,538	64,882	31,964	62,177

Sub-total	157,702	346,988	228,322	442,609

Total	407,921	835,459	464,902	897,108

(*)	Banking fees are including agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Fees and commission expense incurred are as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Fees paid	25,408	53,821	29,318	56,285
Credit card commission	111,953	218,238	96,736	180,766
Brokerage commission	17,404	35,028	21,567	26,326
Others	4,997	6,874	6,891	10,024

Total	159,762	313,961	154,512	273,401

35. Dividend Income

Dividend income recognized are as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Dividend on financial assets at FVTPL	7,480	22,576	1,334	14,987
Dividend on AFS financial assets	31,437	87,286	54,630	129,834

Total	38,917	109,862	55,964	144,821

36. Gain (Loss) on Financial Assets at FVTPL

(1)	Gain (loss) on financial assets held for trading are as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gain (loss) on valuation and disposal of securities:
Loss on redemption of securities	(595)	(3,270)	21,152	18,018
Gain on transaction of securities	5,690	67,300	(22,174)	(17,819)
Gain (loss) on valuation of securities	26,394	29,997	(4,439)	(43,243)

Sub-total	31,489	94,027	(5,461)	(43,044)

Gain (loss) on derivatives:
Gain (loss) on transaction of derivatives
Interest rate derivatives	(25,089)	(8,225)	(43,364)	(32,571)
Currency derivatives	44,281	38,061	50,936	68,979
Stock equity derivatives	(10,707)	(14,418)	5,191	54,299
Other derivatives	2,775	1,199	4,087	9,536

Sub-total	11,260	16,617	16,850	100,243

Gain (loss) on valuation of derivatives
Interest rate derivatives	(2,775)	(21,317)	23,020	30,183
Currency derivatives	(41,772)	(40,446)	(28,673)	(1,134)
Stock equity derivatives	(19,285)	160,814	31,876	(12,224)
Other derivatives	(6,212)	9,636	(2,240)	(7,099)

Sub-total	(70,044)	108,687	23,983	9,726

Total	(27,295)	219,331	35,372	66,925

(2)	Gain (loss) on valuation of financial assets designated at FVTPL is as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gain on redemption of securities	1,971	6,176	2,924	13,052
Gain (loss) on valuation of securities	(6,618)	31,539	(1,183)	(8,685)
Loss on transaction of other financial assets designated at FVTPL	(29,307)	(104,127)	18,440	(49,750)
Gain (loss) on valuation of other financial assets designated at FVTPL	60,671	(176,661)	(16,345)	69,636

Total	26,717	(243,073)	3,836	24,253

37. Gain (Loss) on AFS Financial Assets

Gain (loss) on AFS financial assets recognized in statements of comprehensive income is as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gain on redemption of securities	46	90	16	37
Gain on transaction of securities	294,979	581,770	1,050,034	1,127,081
Impairment loss or reversal of impairment on securities	(29,100)	(39,923)	(55,058)	(117,703)

Total	265,925	541,937	994,992	1,009,415

38. Impairment Loss on Credit Loss

Impairment loss on credit loss recognized for credit loss is as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Provision for credit loss	727,058	1,144,655	740,731	1,182,566
Reversal of provision for credit loss	(26,773)	(39,651)	(18,103)	(61,592)

Sub-total	700,285	1,105,004	722,628	1,120,974

Provision for guarantee	214,756	243,073	64,452	137,112
Reversal of provision for guarantee	(2,730)	(8,083)	(5,012)	(15,313)

Sub-total	212,026	234,990	59,440	121,799

Provision for loan commitment	13,728	20,484	(64)	2,109
Reversal of provision for loan commitment	(1,113)	(1,826)	301	(10,017)

Sub-total	12,615	18,658	237	(7,908)

Total	924,926	1,358,652	782,305	1,234,865

39. Other Operating Income (Expense)

(1)	Other operating incomes recognized are as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gain on transaction of FX	200,130	1,323,132	915,301	2,365,920
Gain on translation of FX	4,307	7,958	14,797	17,628
Rental fee income	3,093	6,549	3,435	9,463
Gain on transactions of loans and receivables	32,827	38,386	22,335	29,553
Gain on disposal of investment in jointly controlled entities and associates	21,631	24,702	501	33,790
Gain on disposal of premises and equipment and other assets	1,191	1,650	3,774	7,233
Reversal of impairment loss of premises and equipment and other assets	(86)	1,929	1,213	3,528
Gain on transactions of derivatives	380	381	234	233
Gain on valuations of derivatives	29,568	33,306	10,646	18,727
Gain on fair value hedged items	7,622	28,271	(11,201)	8,247
Reversal of other provisions	40,311	43,656	8,855	17,477
Others	41,408	61,795	13,761	26,595

Total	382,382	1,571,715	983,651	2,538,394

(2)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Administrative expenses	1,020,148	1,954,341	988,065	1,813,932
Loss on transaction of FX	185,801	1,241,406	867,529	2,296,042
Loss on translation of FX	7,724	13,762	13,531	20,744
Contribution to miscellaneous funds	93,983	186,327	89,256	174,408
KDIC deposit insurance fees	65,713	129,954	62,069	121,360
Donation	23,660	55,256	3,746	18,289
Loss on transactions of loans and receivables	1,535	2,541	119,945	147,800
Loss on disposal of joint controlling entity and associates	—	18,079	—	—
Loss on disposal of premises and equipment and other assets	616	1,670	2,992	4,154
Impairment loss of premises and equipment and other assets	1,422	7,579	11,058	12,021
Loss on transactions of derivatives	23,049	23,228	3,026	5,009
Loss on valuations of derivatives	(13,066)	10,427	(9,274)	15,049
Loss on fair value hedged items	25,634	29,616	21,314	23,844
Other provision	(24,551)	21,527	3,168	10,464
Others	29,562	38,187	18,676	33,388

Total	1,441,230	3,733,900	2,195,101	4,696,504

(3)	Administrative expenses recognized are as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Short term employee benefits	394,896	782,435	427,796	761,305
Retirement benefit service costs	49,306	112,536	37,567	81,023
Fringe benefits	107,287	205,428	99,273	186,014
Depreciation and amortization	72,003	145,615	66,999	134,506
Rent	62,089	124,466	56,475	113,519
Taxes and dues	38,448	84,146	48,103	91,005
Service charges	60,008	110,575	48,784	86,994
IT expenses	32,313	53,640	29,930	53,354
Telephone and communication expenses	20,052	37,590	16,235	31,435
Operating promotion expenses	18,240	35,996	14,772	28,420
Advertising	33,559	53,659	24,741	47,067
Printing	4,015	7,693	4,046	7,660
Traveling expenses	4,367	8,603	3,786	7,601
Supplies	3,045	5,957	2,604	5,275
Insurance premium	1,885	3,864	2,109	4,032
Others	118,635	182,138	104,845	174,722

Total	1,020,148	1,954,341	988,065	1,813,932

40.	Income Tax Expense

(1) Income tax expenses are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2012	2011
Current tax expense
Current tax expense in respect of the current year	310,761	329,619
Adjustments recognized in the current period in relation to the current tax of prior periods	(1,170)	46,724

Sub-total	309,591	376,343

Deferred tax expense
Deferred tax expense (income) relating to the origination and reversal of temporary differences	(100,575)	71,790
Deferred tax reclassified from other comprehensive income to net income	98,975	115,899

Sub-total	(1,600)	187,689

Income tax expense	307,991	564,032

(2)	Income tax expense can be reconciled to net income as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2012	2011
Net income before income tax expense	1,369,915	2,041,639
Tax calculated at statutory tax rate (24.2%)	331,057	494,050
Adjustments
Effect of income that is exempt from taxation	(47,613)	(1,625)
Effect of expense that is not deductible in determining taxable profit	24,732	26,065
Effect on deferred tax balance due to the change in income tax rate	—	(3,146)
Adjustments recognized in the current period in relation to the current tax of prior periods	(1,170)	46,724
Others	985	1,964

Sub-total	(23,066)	69,982

Income tax expense	307,991	564,032

Effective tax rate	22.48%	27.63%

(3)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Current tax assets	22,362	56,570
Current tax liabilities	151,640	274,257

(4)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Deferred tax assets	51,401	79,980
Deferred tax liabilities	131,277	260,431

Net deferred tax liabilities	79,876	180,451

41.	Earnings Per Share (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS):

	2012		2011
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Net income attributable to common shareholders	292,609	937,634	792,295	1,294,912
Dividends to hybrid securities	(7,327)	(12,592)	—	—
Net income attributable to common shareholders	285,282	925,042	792,295	1,294,912
Weighted average number of common shares outstanding	806,013,341 shares	806,013,341 shares	806,012,779 shares	806,012,779 shares
Basic EPS	354	1,148	983	1,607

Diluted EPS is equal to basic EPS because there is no dilution effect for the six months ended June 30, 2012 and 2011, respectively.

42. Contingent Liabilities and Commitments

(1)	Guarantees (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Confirmed guarantees
Guarantee for debenture issuances	—	135
Guarantee for loans	391,937	290,799
Acceptances	778,119	840,437
Guarantee in acceptances imported goods	140,098	142,073
Other confirmed guarantees	9,619,660	10,297,667

Total	10,929,814	11,571,111

Unconfirmed guarantees
Local letter of credit	1,007,202	1,003,258
Letter of credit	6,106,070	4,837,106
Other unconfirmed guarantees	2,733,676	3,133,110

Total	9,846,948	8,973,474

CP purchase commitments and others	5,673,285	6,157,569

(2)	Loan commitments and others (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Loan commitments	87,794,420	88,400,600
Other commitments	9,139,034	10,035,221

(3)	Litigation case

The Group had filed lawsuits as follows (Unit: Korean Won in millions):

	June 30, 2012		December 31, 2011
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases	1,088 cases	404 cases	804 cases	292 cases
Amount of litigation	1,559,328	747,729	1,144,087	788,852
Allowances for litigations		177,407		261,508

As of June 30, 2012, significant lawsuits which the Group is facing, are due to division of structured finance’s financial incident of 2010 Gongpyung 1st Co., Ltd. amounting to 65,000 million Won (Kyongnam Bank), payment of seized deposit of Seocho District Tax Office amounting to 45,000 million Won (Woori Bank), and reimbursement of advances of Hanley Shipping INC amounting to 37,000 million Won (Woori Bank).

Sues from the electronic reminder (payment orders for unpaid credit card receivables to individuals) are not included on the litigations as of June 30, 2012 and December 31, 2011, and about that, there are no significant effects on the financial statements as of June 30, 2012 and December 31, 2011, respectively.

43. Lease

(1)	Operating lease

Minimum lease payments to be collected under the operating lease agreement is as follows (Unit: Korean Won in millions):

	June 30, 2012		December 31, 2011
	Local currency	Foreign currency	Local currency	Foreign currency
1 year	118	614	155	1,844
2 years	20	—	66	—

Total	138	614	221	1,844

(2)	Finance lease receivables

Present value of gross investment and minimum lease payments are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
1 year	311,191	301,025
2 years	237,715	242,867
3 years	146,692	152,402
4 years	18,945	23,000
5 years	3,184	3,715

Gross investment in lease	717,727	723,009
Unrealized interest revenue	(75,208)	(78,463)

Net investment in lease	642,519	644,546
Receivables of cancellable lease	—	673
Costs of finance lease	16,868	16,545

Receivables of finance lease	659,387	661,764
Provision for credit losses	(3,785)	(3,831)

Total	655,602	657,933

(3)	Finance lease liabilities

Present value of minimum lease payments under the finance lease agreement are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Within 1 year	28,753	34,151
From 1 to 5 years	51,297	48,535
Sub - total	80,050	82,686
Present value discount	(6,090)	(5,767)

Present value	73,960	76,919

44. Related Party Transactions

Related parties of the Group and major transactions with related parties during the current and prior period are as follows:

(1)	Related parties

Government related entity	Consolidated subsidiaries	Jointly controlled entities and associates
Korea deposit	Woori Bank, Kyongnam Bank, Kwangju Bank,	Woori Aviva Life Insurance Co., Ltd.,
insurance	Woori FIS Co., Ltd., Woori F&I Co., Ltd.,	Woori Service Networks Co., Ltd.,
corporation	Woori Investment Securities Co., Ltd.,	Korea Credit Bureau Co., Ltd.,
	Woori Asset Management Co., Ltd.,	Korea Finance Security Co., Ltd.,
	Woori Private Equity Co., Ltd.,	Woori Blackstone Korea Opportunity
	Woori Financial Co., Ltd.,	Private Equity Fund I,
	Woori FG Savings Bank,	Kumho Tires Co., Ltd.,
	Woori Credit Information Co., Ltd.,	United PF 1st Corporate Financial
	Woori America Bank, Woori China Bank,	Stability, LIG E&C Co., Ltd,
	Woori Global Markets Asia Ltd.,	Hyunjin Co., Ltd, Pi City Co., Ltd.,
	Woori Russia Bank, P.T. Bank Woori Indonesia,	Chin Hung International, Inc.
	Korea BTL Infrastructure Fund,	Seoul Lakeside Co., Ltd.,
	Woori Fund Service Co., Ltd.,	Woori Renaissance Holdings,
	Woori Futures Co., Ltd.,	Phoenix Digital Tech Co., Ltd.,
	Woori Investment Securities Int’l Ltd.,	Bonghwang Semiconductor Yuhan
	Woori Investment Securities (H.K.) Ltd.,	Gongsa,
	Woori Investment Securities America Inc.,	Chungdo Woori Century Security Corp,
	MARS First Private Equity Fund,	Ltd.,
	MARS INS First Ltd,	Woori SB Fifth Asset Securitization
	MARS Second Private Equity Fund,	Specialty and 17 SPCs.
Woori Investment Asia PTE Ltd.,
Woori Absolute Partners PTE Ltd.,
Woori Absolute Global Opportunity Fund,
LG Investment Holding B.V. (Amsterdam) GG, Connacht Capital Market Investment,
Woori Korindo Securities Indonesia,
Woori CBV Securities Corporation,
Woori Absolute Return Investment Strategies Fund, Kumho Investment Bank Co., Ltd.,
Sahn Eagles LLC, Two Eagles LLC,
Woori EL Co., Ltd., Woori Giant First Co., LLC.
Woori Investment Advisory Co., Ltd., (Beijing), Kofc Woori Growth Champ Private Equity Fund, Woori AMC Co., Ltd., Woori Private Equity Fund,
Woori Bank principal and interest Trust and 2 principal and interest trusts,
Woori F&I Seventh Asset Securitization Specialty and 50 SPCs,
Woori Heritage Longshort Private Equity trusts I and 42 beneficiary certificates.

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Government related entity
Loans and receivables	1,751,693	999,543
Other financial assets	1,224,756	862,919
Other assets	1,516	—
Deposits due to customers	104,236	251,916
Other financial liabilities	1,783	208
Other liabilities	158	690
Jointly controlled entities
AFS financial assets	20,554	34,704
Loans and receivables	9,070	8,428
Other assets	7,212	83
Deposits due to customers	1,331	4,217
Other financial liabilities	—	691
Other liabilities	234	234
Associates
AFS financial assets	34,270	25,557
Loans and receivables	583,690	415,334
Deposits due to customers	84,405	75,070
Provision	—	1,907
Other financial liabilities	404	371
Other liabilities	—	8

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2012	2011
Government related entity
Interest income	22,395	17,809
Interest expense	1,973	5,468
Other operating expense	942	951
Jointly controlled entities
Interest income	424	334
Fee income	9,762	12,477
Other operating income	2,359	2,358
Interest expense	3	5
Other operating expense	137	95
Associates
Interest income	8,327	7,542
Fee income	2,829	4,611
Other operating income	71,345	10,094
Interest expense	814	183
Other operating expense	2,032	596

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Kumho Tires Co., Inc.	—	4,844	Unconfirmed guarantees
”	1,494	660	Endorsed notes
”	17,215	17,303	Commitments on loss sharing
”	17,721	18,091	Letter of credit
Hyunjin Co., Ltd.	765	287	Confirmed acceptances and guarantees
Sempio Food Co., Ltd. (*)	—	575	Letter of credit

Chin Hung International Inc.	—	192	Letter of credit

(*)	The Sempio Food Co., Ltd is excluded from the related party because the entity is excluded from Woori Investment & Securities Co., Ltd.’s associates for the six months ended June 30, 2012.
(5)	Management compensation is as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2012	2011
Short term benefits	16,105	14,763
Severance payments	1,202	691

45. Subsequent Events

Woori FG Savings Bank Co., Ltd. was selected as a preferred bidder to take assets and liabilities from Solomon Savings Bank at July 24, 2012. On August 21, 2012, Woori FG Savings Bank Co., Ltd. entered into an agreement with KDIC to acquire assets and liabilities from Solomon Savings Bank.

46. Agreement on the Implementation of a Management Plan

(1) Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and KDIC have entered into agreements to implement management plans. Under the agreements, the three subsidiaries are obligated to improve their respective financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative ratio, non-performing loan rate and adjusted operating income per person. If the three subsidiaries fail to make improvements, the KDIC can enforce the three subsidiaries to increase or decrease their capital, pursue mergers, transfer of loans and deposits, or close or sell parts of their business operations.

(2) Since July 2, 2001, the Company and KDIC have entered into an agreement whereby the Company would integrate the aforementioned subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve their performances. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case the plan fails.

(3) In addition, on July 2, 2001, in order to implement the aforementioned agreements, the Company and its three subsidiaries entered management implementation agreements. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in premises and equipment, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Audit•Tax•Consulting•Financial Advisory

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

Woori Finance Holdings Co., Ltd.:

Report on the separate financial statements

We have reviewed the accompanying separate financial statements of Woori Finance Holdings Co., Ltd. (the “Company”). The separate financial statements consist of the separate statements of financial position as of June 30, 2012 and December 31, 2011, and the related separate statements of comprehensive income, for the three months and six months ended June 30, 2012 and 2011, changes in equity and cash flows for the six months ended June 30, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the separate financial statements

The Company’s management is responsible for the preparation and fair presentation of the accompanying separate financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent accountants’ responsibility

Our responsibility is to express a conclusion on the accompanying separate financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate financial statements of the Company are not presented fairly, in all material respects, in accordance with K-IFRS 1034, Interim Financial Reporting.

Others

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the separate statement of financial position of the Company as of December 31, 2011 and the related separate statement of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein) and in our report dated March 21, 2012, we expressed an unqualified opinion on those separate financial statements. The accompanying statement of financial position as of December 31, 2011, which is comparatively presented in the accompanying separate financial statement, does not differ in material respects from such audited separate statement of financial position.

August 23, 2012

Notice to Readers

This report is effective as of August 23, 2012, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between this review report date and the time the report is read. Such events or circumstances could significantly affect the accompanying financial separate statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

The accompanying separate financial statements including all footnote disclosures were prepared by and are the responsibility of the Company.

Pal Seung Lee

Chairman and Chief Executive Officer

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

	June 30, 2012	December 31, 2011
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 5 and 26)	445,058	33,538
Loans and receivables (Notes 4, 6, 7 and 26)	75,111	36,691
Investments in subsidiaries and associates (Note 8)	17,825,203	17,825,203
Fixed assets (Notes 9 and 25)	477	515
Intangible assets (Note 10)	37	29
Deferred tax assets (Note 23)	2,110	2,158
Other assets (Notes 11, 13 and 26)	131,815	204,871

Total assets	18,479,811	18,103,005

LIABILITIES
Debentures (Notes 4, 7 and 12)	3,654,251	3,653,968
Retirement benefit obligation (Notes 13 and 26)	1,193	—
Current tax liability (Note 23)	126,673	201,361
Other financial liabilities (Notes 4, 7, 14 and 26)	30,820	30,632
Other liabilities (Note 14)	3,963	2,823

Total liabilities	3,816,900	3,888,784

EQUITY
Common stock (Note 15)	4,030,077	4,030,077
Hybrid securities (Note 16)	498,407	309,010
Capital surplus (Note 15)	109,026	109,026
Other equity (Note 17)	(14)	(14)
Retained earnings (Note 18)	10,025,415	9,766,122

Total equity	14,662,911	14,214,221

Total liabilities and equity	18,479,811	18,103,005

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND FOR SIX MONTHS ENDED JUNE 30, 2012 AND 2011

	2012		2011
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
	(Korean Won in millions, except for earnings per share data)
NET INTEREST INCOME (EXPENSE) (Notes 19 and 26)
Interest income	4,527	5,755	2,245	3,200
Interest expense	46,293	94,059	56,362	113,038

	(41,766)	(88,304)	(54,117)	(109,838)

NET FEE INCOME (Notes 20 and 26)
Fee income	15,035	30,072	17,813	35,626
Fee expense	1,540	2,146	1,828	4,511

	13,495	27,926	15,985	31,115

DIVIDEND INCOME (Notes 21 and 26)	17,348	562,272	15,570	516,008
OTHER NET OPERATING EXPENSES (Notes 22 and 26)	(17,033)	(28,458)	(12,914)	(25,392)

OPERATING INCOME (LOSS)	(27,956)	473,436	(35,476)	411,893
INCOME (LOSS) BEFORE INCOME TAX	(27,956)	473,436	(35,476)	411,893
INCOME TAX EXPENSE (Note 23)	105	48	11	180

NET INCOME (LOSS)	(28,061)	473,388	(35,487)	411,713

OTHER COMPREHENSIVE INCOME, NET OF TAX	—	—	—	—

COMPREHENSIVE NET INCOME (LOSS)	(28,061)	473,388	(35,487)	411,713

EARNING PER SHARE (Note 24)
Basic and diluted earnings (loss) per share	(44)	572	(44)	511

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

	Common stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total
	(Korean Won in millions)
January 1, 2011	4,030,077	—	84,488	(18)	9,689,624	13,804,171
Dividends	—	—	—	—	(201,503)	(201,503)
Net income	—	—	—	—	411,713	411,713

June 30, 2011	4,030,077	—	84,488	(18)	9,899,834	14,014,381

January 1, 2012	4,030,077	309,010	109,026	(14)	9,766,122	14,214,221
Dividends	—	—	—	—	(201,503)	(201,503)
Dividends of hybrid securities	—	—	—	—	(12,592)	(12,592)
Net income	—	—	—	—	473,388	473,388
Issue of hybrid securities	—	189,397	—	—	—	189,397

June 30, 2012	4,030,077	498,407	109,026	(14)	10,025,415	14,662,911

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

	2012	2011
	(Korean Won in millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	473,388	411,713
Adjustment to net income:	(472,930)	(404,802)
Income tax expense	48	180
Interest income	(5,755)	(3,200)
Interest expense	94,059	113,038
Dividend income	(562,272)	(516,008)
Depreciation	91	206
Amortization	3	2
Retirement benefit	896	980

Changes in operating assets and liabilities:	163,838	123,855
Increase in loans and receivables	(36,959)	(175)
Decrease in other assets	203,306	124,877
Increase (decrease) in retirement benefit obligation	310	(112)
Decrease in other financial liabilities	(369)	(730)
Decrease in other liabilities	(2,450)	(5)

Cash received (paid) from operating activities:	272,375	281,533
Income tax paid	(201,361)	(124,078)
Interest income received	4,293	2,543
Interest expense paid	(92,829)	(112,940)
Dividend income received	562,272	516,008

Net cash provided by operating activities	436,671	412,299

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

	2012	2011
	(Korean Won in millions)
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of investments in subsidiaries and associates	—	(110,000)
Acquisition of fixed assets	(53)	(56)
Acquisition of intangible assets	(11)	—

Net cash used in investing activities	(64)	(110,056)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issue of debentures	318,949	408,626
Increase in borrowings	35,000	10,000
Issue of hybrid securities	189,397	—
Redemption of debentures	(320,000)	(410,000)
Redemption of borrowings	(35,000)	(10,000)
Dividends of hybrid securities	(11,930)	—
Payment of dividends	(201,503)	(201,503)

Net cash used in financing activities	(25,087)	(202,877)

NET INCREASE IN CASH AND CASH EQUIVALENTS	411,520	99,366

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	33,538	65,346

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	445,058	164,712

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO SEPARATE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

1. GENERAL

Woori Finance Holdings Co., Ltd. (hereinafter referred to “Woori Finance Holdings” or the “Company”) was incorporated on March 27, 2001, to manage the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea(merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 10 subsidiaries including Woori Bank and 129 second-tier subsidiaries including Woori Credit Information Co., Ltd. as of June 30, 2012.

As its incorporation, the Company’s stock amounted to 3,637,293 million Won, consisting of 727,458,609 common shares (5,000 Won per share) issued. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, the Company’s stock amounted to 4,030,077 million Won, consisting of 806,015,340 common shares issued, as of June 30, 2012. KDIC owns 459,198,609 shares out of total outstanding shares, representing 56.97% ownership of the Company.

On June 24, 2002, the Company listed its common shares on the Korea Exchange (“KRX”). On September 29, 2003, the Company registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

2. SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

(1) Basis of presentation of financial statements

The Company’s interim separate financial statements for the six months ended June 30, 2012 are prepared in accordance with K-IFRS 1034 Interim Financial Reporting. It is necessary to use the annual financial statement for the year ended December 31, 2011 for the understanding of the interim financial statements.

The accompanying financial statements are the Company’s separate financial statements in accordance with K-IFRS 1027 Consolidated and Separate Financial Statements.

Unless stated below, the accounting policies have been applied consistently with the annual separate financial statements in order to prepare the separate financial statements for the six months ended June 30, 2012.

The Company has newly adopted the following new standards and interpretations that made changes in accounting policies.

Amendments to K-IFRS 1107 Disclosures – Transfers of Financial Assets

The amendments to K-IFRS 1107 increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. The Company’s adoption of the amendments did not have any impact on its separate financial statements.

Amendments to K-IFRS 1012 Deferred Tax – Recovery of Underlying Assets

Under the amendments, investment properties that are measured using the fair value model in accordance with K-IFRS 1040 Investment Property and non-depreciable property and equipment that are measured using revaluation model in accordance with K-IFRS 1016 Property, plant and equipment, regardless of the measurement method of book value of non-depreciable property and equipment, are presumed to be recovered through sale for the purposes of measuring deferred taxes. The Company’s adoption of the amendments did not have any impact on its separate financial statements.

Amendments to K-IFRS 2114 – Minimum Funding Requirements

The amendments permit the benefit of prepayment to be recognised as an asset. The Company’s adoption of the amendments did not have any impact on its separate financial statements.

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments to K-IFRS 1001 relate to separate presentation of the items that would not be reclassified as net income subsequently and the items that would be reclassified as net income among the other comprehensive income items on ‘comprehensive income statement’, and presentation of the related tax that are allocated to those times proportionately in the case of presentation of the amount before tax,. The amendments to K-IFRS 1001 are effective for annual periods beginning on or after July 1, 2012.

Amendments to K-IFRS 1019 – Employee Benefits

The amendments to K-IFRS 1019 relate to eliminate on of the ‘corridor approach’ permitted under the previous version of K-IFRS 1019. The amendments to K-IFRS 1019 are effective for annual periods beginning on or after January 1, 2013.

Enactment of K-IFRS 1113 – Fair Value Measurement

K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. K-IFRS 1113 is effective for annual periods beginning on or after January 1, 2013.

The Company anticipates that the amendments and enactment listed above may not have significant impact on the Company’s financial statements.

3. SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continually evaluated and are based on historical experience and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions.

The significant judgment which the management made about the application of the Company’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the financial statements for the year ended December 31, 2011.

4. RISK MANAGEMENT

The Company’s operating activity is exposed to various financial risks; hence, the Company is required to analyze and assess the level of complex risks, determine the permissible level of risks or manage the risks. The Company’s risk management procedure is set for improvement in the quality of assets and investments held by making a decision about how to avoid or mitigate risks through the identification of the cause of the potential risk and its impact.

The Company has established an approach to manage the acceptable level of risks to the Company and eliminate the excessive risks in financial instruments in order to maximize its profit given the risks present, for which the Company has implemented processes for risk recognition, measurement and assessment, control, and monitoring and reporting.

The risk management department of the Company manages risks based on the Company’s policy. The risk management committee makes the decision on its risk strategy such as allocation of capital at risk and establishment of risk limit.

(1) Credit risk

Credit risk represents the possibility of financial loss incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Company’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1) Credit risk management

In order to measure its credit risk, the Company considers the possibility of failure in performing its obligation to its counterparties, credit exposure of the counterparty and the related default risk, and the rate of default loss. The Company uses credit rating model to assess the possibility of counterparty’s default risk and, when assessing the obligor’s credit grade, the Company utilizes a grade derived using statistical methods other than using the obligor’s financial statements and exercising management’s judgment.

2) Credit line management

The Company establishes the appropriate credit line per co-obligor, company and industry to manage credit risk and considers the management of co-obligors, total exposures and loan portfolios when a loan is approved.

3) Credit risk mitigation

The Company mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Company has adopted the entrapment method acknowledged by BASEL II standards to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Company regularly performs a revaluation of collateral reflecting such credit risk mitigation.

4) Maximum exposure to credit risk

The Company’s maximum exposure to credit risk is as follows in carrying amounts (Unit: Korean Won in millions):

	June 30, 2012
	Banks	Companies	Total
Loans neither overdue nor impaired	71,881	3,235	75,116
Loans overdue but not impaired	—	—	—
Impaired loans	—	—	—

Total	71,881	3,235	75,116

Provisions for credit losses	—	5	5

Net amount	71,881	3,230	75,111

	December 31, 2011
	Banks	Companies	Total
Loans neither overdue nor impaired	34,179	2,517	36,696
Loans overdue but not impaired	—	—	—
Impaired loans	—	—	—

Total	34,179	2,517	36,696

Provisions for credit losses	—	5	5

Net amount	34,179	2,512	36,691

All loans and receivables are maintained at or above the permissible level of credit rating.

(2) Market risk

Market risk is the possible risk of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1) Market risk management

For trading activities, the Company makes judgment to avoid, bear or mitigate risks by identifying the underlying source of the risks: measuring parameters and evaluating their appropriateness.

2) Market risk measurement

The Company uses both a standard risk measurement model approach and an internal risk measurement model approach to measure market risk. A standard risk measurement model is used to calculate individual market risk of owned capital, while an internal risk measurement model is used to calculate general capital market risk and it is used to measure internal risk.

3) Risk limit management

As of June 30, 2012 and December 31, 2011, the Company is not exposed to market risk in connection with trading activities.

4) Sensitivity analysis of market risk

The Company performs the sensitivity analysis for trading and non-trading activities. As of June 30, 2012 and December 31, 2011, the Company is exposed only to interest rate risk from non-trading activities.

Based on market risk sensitivity analysis of non-trading activities, Earning at Risk (“EaR”) and Value at Risk (“VaR”) are as follows (Unit: Korean Won in millions):

June 30, 2012		December 31, 2011
EaR	VaR	EaR	VaR
(19,469)	(148,730)	(18,863)	(157,009)

5) Other market risk

The Company estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by maturity date are as follows (Unit: Korean Won in millions):

		Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years
June 30, 2012	Loans and receivables	37,211	36,196	1,015	—	—	—
	Debentures	4,071,907	294,050	240,635	38,529	236,328	3,262,365

December 31, 2011	Loans and receivables	1,040	—	—	—	1,040	—
	Debentures	4,106,100	146,424	264,676	290,978	237,566	3,166,456

Cash flows include both principal and interest.

(3) Liquidity risk

Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.

1) Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of the mismatching of uses of funds (liabilities) and sources of funds (assets) or unexpected cash outflows. All assets and liabilities on the separate statements of financial position and derivative financial instruments off-balance sheet are subject to liquidity risk management. Assets and liabilities are grouped by respective accounts under Asset Liability Management (“ALM”) in accordance with the characteristics of the accounts. The Company manages liquidity risk by identifying the maturity gap and gap ratio through various cash flows analysis (i.e. based on remaining maturity, contract period, etc.); while maintaining the gap ratio at or below the set limit.

2) Maturity analysis of non-derivative financial liabilities

The Company’s maturity analysis of non-derivative financial liabilities, according to the remaining maturity as of June 30, 2012 and December 31, 2011 are as follows (Unit: Korean Won in millions):

		Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years
June 30, 2012	Debentures	4,071,907	294,050	240,635	38,529	236,328	3,262,365
	Other financial liabilities	30,820	30,820	—	—	—	—

December 31, 2011	Debentures	4,106,100	146,424	264,676	290,978	237,566	3,166,456
	Other financial liabilities	30,632	30,632	—	—	—	—

The maturity analysis of non-derivative financial liabilities assumes that the contractual maturity is the same as the expected maturity and includes cash flows both from principal and interest.

(4) Capital risk management

Pursuant to Financial Holding Company Supervisory Regulation, the Company calculates and manages the debt ratio as ‘total liability divided by total equity subtracting regulatory reserve for credit loss’; and calculates the dual leverage ratio as ‘total invested amount on subsidiaries divided by total equity subtracting regulatory reserve for credit loss’, for capital risk management purposes.

Debt ratio and dual leverage ratio are as follows:

June 30, 2012		December 31, 2011
Debt ratio	Dual leverage ratio	Debt ratio	Dual leverage ratio
26.03%	121.57%	27.36%	125.40%

5. CASH AND CASH EQUIVALENTS

Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Demand deposit	64,922	33,538
Time deposit	380,136	—

	445,058	33,538

6. LOANS AND RECEIVABLES

(1) Details of loans and receivables are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Deposits	36,189	—
Loans	1,000	1,000
Provisions for credit losses	(5)	(5)
Receivables	2,230	1,460
Accrued income	866	57
Refundable rent deposits	36,175	36,175
Present value discount on refundable deposits	(1,344)	(1,996)

	75,111	36,691

(2) Details of changes in provisions for credit losses are as follows (Unit: Korean Won in millions):

	Six months ended June 30, 2012	Year ended December 31, 2011
Beginning balance	5	6
Reversal	—	(1)

Ending balance	5	5

7. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value and book value of financial assets and liabilities measured at amortized costs are as follows (Unit: Korean Won in millions):

		June 30, 2012		December 31, 2011
		Fair Value	Book Value	Fair Value	Book Value
Financial assets	Loans and receivables (*1)	75,111	75,111	36,691	36,691
Financial liabilities	Debentures	3,754,167	3,654,251	3,758,636	3,653,968
	Other financial liabilities (*1)	30,820	30,820	30,632	30,632

		3,784,987	3,685,071	3,789,268	3,684,600

(*1)	As the Company considers the difference between the book value and fair value to be no significant differences, it uses book value as the relevant fair value of financial assets and liabilities.

8. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

Investments in subsidiaries and associates accounted for using the cost method are as follows (Unit: Korean Won in millions):

Company	Country	Financial year end as of	June 30, 2012		December 31, 2011
			Owner- ship (%)	Carrying value	Owner- ship (%)	Carrying value
Woori Bank	Korea	Dec. 31	100.0	13,621,824	100.0	13,621,824
Kwangju Bank	”	Dec. 31	100.0	976,291	100.0	976,291
Kyongnam Bank	”	Dec. 31	100.0	1,443,662	100.0	1,443,662
Woori FIS Co., Ltd.	”	Dec. 31	100.0	15,013	100.0	15,013
Woori Investment & Securities Co., Ltd.	”	Mar. 31	37.9	1,036,749	37.9	1,036,749
Woori F&I Co., Ltd.	”	Dec. 31	100.0	206,563	100.0	206,563
Woori Asset Management Co., Ltd.	”	Mar. 31	100.0	67,456	100.0	67,456
Woori Private Equity Co., Ltd.	”	Dec. 31	100.0	34,246	100.0	34,246
Woori Financial Co., Ltd.	”	Dec. 31	52.5	207,346	52.5	207,346
Woori Aviva Life Insurance Co., Ltd. (*1)	”	Mar. 31	51.6	106,053	51.6	106,053
Woori FG Savings Bank	”	Jun. 30	100.0	110,000	100.0	110,000

				17,825,203		17,825,203

(*1)	As a jointly controlled entity, Woori Aviva Life Insurance Co., Ltd. is not included in the consolidated subsidiaries.

9. FIXED ASSETS

(1) Details of fixed assets are as follows (Unit: Korean Won in millions):

	June 30, 2012
	Properties for business purposes	Structures in leased office	Total
Acquisition cost	1,728	551	2,279
Accumulated depreciation	(1,416)	(386)	(1,802)

	312	165	477

	December 31, 2011
	Properties for business purposes	Structures in leased office	Total
Acquisition cost	1,688	539	2,227
Accumulated depreciation	(1,358)	(354)	(1,712)

	330	185	515

(2) Details of changes in fixed assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2012
	Properties for business purposes	Structures in leased office	Total
Beginning balance	330	185	515
Acquisition	40	13	53
Depreciation	(58)	(33)	(91)

Ending balance	312	165	477

	For the year ended December 31, 2011
	Properties for business purposes	Structures in leased office	Total
Beginning balance	456	137	593
Acquisition	111	105	216
Depreciation	(237)	(57)	(294)

Ending balance	330	185	515

10. INTANGIBLE ASSETS

(1) Details of intangible assets are as follows (Unit: Korean Won in millions):

	June 30, 2012
	Computer software	Industrial property rights	Membership deposit	Total
Acquisition cost	37	118	15	170
Accumulated depreciation	(36)	(97)	—	(133)

	1	21	15	37

	December 31, 2011
	Computer software	Industrial property rights	Membership deposit	Total
Acquisition cost	37	107	15	159
Accumulated depreciation	(36)	(94)	—	(130)

	1	13	15	29

(2) Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2012
	Computer software	Industrial property rights	Membership deposit	Total
Beginning balance	1	13	15	29
Acquisition	—	11	—	11
Amortization	—	(3)	—	(3)

Ending balance	1	21	15	37

	For the year ended December 31, 2011
	Computer software	Industrial property rights	Membership deposit	Total
Beginning balance	2	17	15	34
Amortization	(1)	(4)	—	(5)

Ending balance	1	13	15	29

11. OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Prepaid expenses	1,551	2,285
Plan assets (Note 13)	—	13
Payment in suspense	—	48
Consolidated corporate taxes assets	130,264	202,525

	131,815	204,871

12.	DEBENTURES AND BORROWINGS

(1) Details of debentures are as follows (Unit: Korean Won in millions):

	Issuance date	Annual interest rate (%)	Maturity	June 30, 2012	December 31, 2011
Series 18-2nd bonds	Aug. 30, 2007	5.79	Aug. 30, 2012	250,000	250,000
Series 19-2nd bonds	Dec. 6, 2007	6.63	Dec. 6, 2012	140,000	140,000
Series 20-2nd bonds	Apr. 14, 2008	5.72	Apr. 14, 2013	170,000	170,000
Series 23-3rd bonds	Dec. 9, 2008	8.19	Dec. 9, 2013	60,000	60,000
Series 25-2nd bonds	Mar. 24, 2009	5.39	Mar. 24, 2012	—	100,000
Series 25-3rd bonds	Mar. 24, 2009	5.70	Mar. 24, 2014	150,000	150,000
Series 26th bonds	Mar. 31, 2009	6.36	Jan. 1, 2015	300,000	300,000
Series 27-1st bonds	Jun. 15, 2009	5.43	Jun. 15, 2012	—	220,000
Series 27-2nd bonds	Jun. 15, 2009	5.94	Jun. 15, 2014	80,000	80,000
Series 28-1st bonds	Nov. 13, 2009	5.21	Nov. 13, 2012	60,000	60,000
Series 28-2nd bonds	Nov. 13, 2009	5.43	Nov. 13, 2013	140,000	140,000
Series 29-1st bonds	May 20, 2010	4.45	May 20, 2013	30,000	30,000
Series 29-2nd bonds	May 20, 2010	5.11	May 20, 2015	220,000	220,000
Series 30-1st bonds	Aug. 3, 2010	4.51	Aug. 3, 2013	50,000	50,000
Series 30-2nd bonds	Aug. 3, 2010	4.97	Aug. 3, 2015	250,000	250,000
Series 31-1st bonds	Nov. 9, 2010	3.98	Nov.9, 2013	100,000	100,000
Series 31-2nd bonds	Nov. 9, 2010	4.32	Nov.9, 2014	150,000	150,000
Series 32nd bonds	Feb. 24, 2011	4.39	Feb. 24, 2014	50,000	50,000
Series 33rd bonds	Mar. 14, 2011	4.23	Mar. 14, 2014	160,000	160,000
Series 34-1st bonds	May 24, 2011	4.06	May 24, 2014	100,000	100,000
Series 34-2nd bonds	May 24, 2011	4.22	May 24, 2016	100,000	100,000
Series 35-1st bonds	Aug. 25, 2011	4.04	Aug. 25, 2014	100,000	100,000
Series 35-2nd bonds	Aug. 25, 2011	4.08	Aug. 25, 2016	150,000	150,000
Series 36-1st bonds	Oct. 28, 2011	4.08	Oct. 28, 2013	170,000	170,000
Series 36-2nd bonds	Oct. 28, 2011	4.16	Oct. 28, 2014	180,000	180,000
Series 36-3rd bonds	Oct. 28, 2011	4.30	Oct. 28, 2016	180,000	180,000
Series 37th bonds	Feb. 7, 2012	3.96	Feb. 7, 2017	100,000	—
Series 38th bonds	Jun. 27, 2012	3.75	Jun. 27, 2015	220,000	—

				3,660,000	3,660,000
Less: discounts on bonds payable				(5,749)	(6,032)

Total				3,654,251	3,653,968

All debentures are to be paid in full at maturity.

(2)	There is no borrowing outstanding as of June 30, 2012 and December 31, 2011. The Company has contracts of credit line with banks as follows as of June 30, 2012 (Unit: Korean Won in millions):

	Annual interest rate (%)	Maturity	Line of credit
Hana Bank	CD(3M)+1.65	November 30, 2012	100,000
Kookmin Bank	CD(3M)+1.65	November 30, 2012	150,000

			250,000

13. RETIREMENT BENEFIT OBLIGATION

(1) Details of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011(*)
Retirement benefit obligation	6,210	5,194
Fair value of plan assets	(5,017)	(5,207)

	1,193	(13)

(*)	Excess of the fair value of plan assets over retirement benefit obligation is recorded as on other asset (Note 11).

(2) Changes in retirement benefit obligation are as follows (Unit: Korean Won in millions):

	Six months ended June 30, 2012	Year ended December 31, 2011
Beginning balance	5,194	3,544
Current service cost	747	1,354
Interest expense	111	165
Actuarial loss	130	867
Retirement benefit paid	(304)	(898)
Transfer from related parties	332	162

Ending balance	6,210	5,194

(3) Changes in plan assets are as follows (Unit: Korean Won in millions):

	Six months ended June 30, 2012	Year ended December 31, 2011
Beginning balance	5,207	3,678
Expected gain on plan assets	121	146
Actuarial loss	(29)	(23)
Employer’s contributions	—	1,985
Retirement benefit paid	(282)	(579)

Ending balance	5,017	5,207

(4) Plan assets are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Equity instruments	77	77
Deposits	4,940	5,130

	5,017	5,207

(5) The amounts recorded in profit operating income as retirement benefit plan are as follows (Unit: Korean Won in millions):

	Six months ended June 30, 2012	Year ended December 31, 2011
Current service cost	747	1,354
Interest expense	111	165
Expected gain on plan assets	(121)	(146)
Actuarial loss	159	890

	896	2,263

(6) Actuarial assumptions used in retirement benefit obligation assessment are as follows:

	June 30, 2012	December 31, 2011
Discount rate	4.04%	4.47%
Inflation rate	3.00%	3.00%
Expected rate of return on plan assets	4.24%	4.24%
Future wage growth rate	5.18%	5.34%

14. OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Details of other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Other financial liabilities:
Accounts payables	766	2,623
Accrued expenses	27,296	25,913
Dividends payables	2,604	1,942
Withholdings	154	154

Total	30,820	30,632

Other liabilities:
Withholding taxes	231	1,537
Consolidated corporate taxes liabilities	3,590	1,164
Others	142	122

Total	3,963	2,823

15. CAPITAL STOCK AND SURPLUS

(1) The total number of authorized shares is as follows (Unit: Korean Won except for shares):

	June 30, 2012	December 31, 2011
Authorized shares of common stock	2,400,000,000 shares	2,400,000,000 shares
Par value	5,000	5,000
Issued shares of common stock	806,015,340 shares	806,015,340 shares

(2) Details of capital surplus are as follows (Unit: Korean Won in millions)

	June 30, 2012	December 31, 2011
Capital in excess of par value	109,025	109,025
Other capital surplus	1	1

	109,026	109,026

16. HYBRID SECURITIES

The bond-type hybrid securities classified as equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	June 30, 2012	December 31, 2011
The 1st bond-type hybrid securities	Nov. 22, 2011	Nov. 22, 2041	5.91	310,000	310,000
The 2nd bond-type hybrid securities	Mar. 8, 2012	Mar. 8, 2032	5.83	190,000	—

Issuing expense				(1,593)	(990)

				498,407	309,010

Although these instruments have contractual maturity dates and stipulated contractual interest payments, the contractual agreements allow the Company to indefinitely extend the maturity date and defer the payment of interest without a modification of the other terms of the instrument such as interest rate, etc. If the Company makes a resolution not to pay dividends on ordinary stocks and then, the Company is exonerated from interest payment on the hybrid securities.

17. OTHER EQUITY

As of June 30, 2012 and December 31, 2011, the Company holds 1,999 shares (14 million Won) of its treasury stock, respectively, acquired as a buyback of odd-lot share when exchanging the stock of Woori Investment & Securities Co., Ltd.

18. RETAINED EARNINGS

(1) Retained earnings are as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Earned surplus reserve	1,035,849	1,005,401
Voluntary reserve	8,528,008	8,256,000
Retained earnings carried forward	461,558	504,721

	10,025,415	9,766,122

(2) In accordance with the Regulations for Supervision of Financial Holding Companies (“RSFHC”), if provision for credit loss under K-IFRS for the accounting purpose is lower than those for the regulatory purpose required by RSFHC, the Company shall disclose such difference as regulatory planned reserve for credit loss.

(3) Regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	June 30, 2012	December 31, 2011
Beginning balance	8	—
Planned reserve for credit loss	8	8
Ending balance	16	8

(4) Reserve provided and net income after the reserve provided are as follows (Unit: Korean Won in millions, except for earning per share):

	2012		2011
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Reserve provided	(37)	8	—	—
Net income after the reserve provide	(28,023)	473,380	(35,487)	411,713
Earnings per share after the reserve provided (*)	(44)	572	(44)	511

(*)	Earnings per share after the planned reserve provided is calculated by deducting dividends on hybrid securities from net income after the reserve provided.

19. NET INTEREST INCOME (EXPENSE)

Interest income and expenses incurred for the three months and six months ended June 30, 2012 and 2011, respectively, are as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Interest income
Interest income on due from banks	4,187	5,077	1,948	2,608
Interest income on loans	12	25	13	25
Interest income on others	328	653	284	567

Sub-total	4,527	5,755	2,245	3,200

Interest expense
Interest expenses on borrowings	—	(124)	—	(35)
Interest expenses on debentures	(46,293)	(93,935)	(56,362)	(113,003)

Sub-total	(46,293)	(94,059)	(56,362)	(113,038)

Total	(41,766)	(88,304)	(54,117)	(109,838)

No financial asset impairment incurred for the six months ended June 30, 2012 and 2011, respectively. As a result, all interest income were incurred from performing financial assets.

20. NET FEES INCOME

Fee incomes and expenses are as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Fee income
Brand royalty income	15,035	30,072	17,813	35,626
Fee expense
Fee for legal advice	(4)	(7)	(37)	(1,458)
Other fees expense	(1,536)	(2,139)	(1,791)	(3,053)

Sub-total	(1,540)	(2,146)	(1,828)	(4,511)

Total	13,495	27,926	15,985	31,115

21. DIVIDEND INCOME

Dividend income is as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Woori Bank	—	479,053	—	387,725
Kwangju Bank	—	28,213	—	36,912
Kyungnam Bank	—	7,976	—	50,503
Woori Investment & Securities	17,348	17,348	13,897	13,897
Woori F&I Co., Ltd.	—	21,574	—	20,220
Woori Asset Management	—	—	1,673	1,673
Woori Financial Co., Ltd.	—	8,108	—	5,078

Total	17,348	562,272	15,570	516,008

22. OTHER NET OPERATING INCOME (EXPENSE)

(1) Details of other operating income and expenses as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Other operating income:
Miscellaneous income	3,103	3,431	108	116
Other operating expenses:
Donation	(1,313)	(1,770)	(305)	(2,260)
Miscellaneous loss	—	—	(13)	(13)
Administrative expenses	(18,823)	(30,119)	(12,704)	(23,235)

Sub-total	(20,136)	(31,890)	(13,022)	(25,508)

Total	(17,033)	(28,458)	(12,914)	(25,392)

(2) Administrative expenses incurred are as follows (Unit: Korean Won in millions):

	2012		2011
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Short term employee benefits	6,030	11,336	6,226	10,716
Retirement benefit	495	896	342	980
Fringe benefits	963	1,620	738	1,319
Traveling expenses	166	266	226	479
Compensation of actual expense	308	670	365	683
Rent	415	823	377	750
Maintenance expense	224	448	205	413
Depreciation	45	91	104	206
Amortization expenses	2	3	1	2
Operating promotion expenses	712	1,273	543	1,056
Advertising	9,328	10,982	1,895	3,654
Taxes and dues	42	159	32	142
Insurance premium	82	163	85	169
Others	11	1,389	1,565	2,666

Total	18,823	30,119	12,704	23,235

23. INCOME TAX EXPENSE

(1) Income tax expenses are as follows (Korean Won in millions):

	For the six months ended June 30
	2012	2011
Current income tax payable	—	—
Changes in deferred income taxes due to temporary differences (*1)	48	180

Income tax expense	48	180

(*1) Deferred income tax assets at the end of period	2,110	948
Deferred income tax assets at the beginning of period	2,158	1,128

Changes in deferred income taxes due to temporary differences	(48)	(180)

(2) Reconciling items between income before income tax and income tax expenses are as follows (Korean Won in millions):

	For the six months ended June 30
	2012	2011
Income before income tax	473,436	411,893
Tax calculated at statutory tax rate of 24.2%	114,557	99,664
Tax effect on reconciling items:
Non-taxable income (498,612 and 460,507 for six months ended June 30, 2012 and 2011, respectively)	(120,649)	(111,427)
Non-deductible expenses (645 and 662 for six months ended June 30, 2012 and 2011, respectively)	156	160
Others	5,984	11,783

Income tax expense	48	180

Effective tax rate	0.01%	0.04%

(3) Details of temporary differences and tax loss carry-forwards are as follows (Korean Won in millions):

	January 1, 2012	Decrease (*1)	Increase (*1)	June 30, 2012
Investment in subsidiaries and associates	(8,927,317)	—	—	(8,927,317)
Accrued expenses	6,775	6,775	6,059	6,059
Retirement benefit obligation	2,782	282	2,099	4,599
Plan assets	(2,795)	(282)	(2,134)	(4,647)
Depreciation	53	26	77	104
Dividend payable on hybrid equities	1,942	1,942	2,604	2,604
Unpaid donation	159	159	—	—
Tax loss carry-forwards	184,765	—	—	184,765

Total	(8,733,636)	8,902	8,705	(8,733,833)

Unrecognized amount (*2)	(8,742,552)			(8,742,552)
Recognized amount	8,916			8,719
Deferred tax assets	2,158			2,110

	January 1, 2011	Decrease (*1)	Increase (*1)	December 31, 2011
Investment in subsidiaries and associates	(8,927,317)	—	—	(8,927,317)
Accrued expenses	3,673	3,673	6,775	6,775
Retirement benefit obligation	2,426	642	998	2,782
Plan assets	(2,609)	(642)	(828)	(2,795)
Depreciation	(166)	2	221	53
Provisions	1	1	—	—
Others	1,435	1,435	—	—
Dividend payable on hybrid equities	—	—	1,942	1,942
Unpaid donation	—	—	159	159
Tax loss carry-forwards	241,730	56,965	—	184,765

Total	(8,680,827)	62,076	9,267	(8,733,636)

Unrecognized amount (*2)	(8,685,587)			(8,742,552)
Recognized amount	4,760			8,916
Deferred tax assets	1,128			2,158

(*1)	Reflected the adjustment based on the reported tax returns.
(*2)	Deferred income tax liabilities arising from the temporary differences of 8,927,317 million Won of investments in subsidiaries and associates as of June 30, 2012 and December 31, 2011, were not recognized where the Company is able to control the timing of the reversal of the difference and it is uncertain that the reversal will not occur in the foreseeable futures. Also, deferred income tax assets were not recognized for the uncertainty of realizing loss carry-forwards of 184,765 million Won as of June 30, 2012 and December 31, 2011.

(4) Deductible tax loss carry forwards are as follows (Korean Won in millions):

Year incurred	Incurred (*1)	Expired	Remained	Expiration Date
2008	12,562	—	12,562	December 31, 2013
2009	172,203	—	172,203	December 31, 2019	(*2)

	184,765	—	184,765

(*1)	Reflects adjustments based on reported tax returns
(*2)	As a result of revision on the Corporate Income Tax Law, expiration of unused tax loss carry-forward has extended to10 years.

(5)	The Company recorded the consolidated corporate taxes liabilities amounting to 126,673 million Won and 201,361 million Won to be paid on behalf of the subsidiaries those are included in consolidated taxation as of June 30, 2012 and December 31, 2011, respectively.

24. EARNINGS PER SHARE (EPS)

Basic EPS is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS):

	2012		2011
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Net income (loss) on common shares	(28,060)	473,388	(35,487)	411,713
Dividend on hybrid securities	(7,327)	(12,592)	—	—
Net income (loss) attributable to common shareholders	(35,387)	460,796	(35,487)	411,713
Weighted average number of common shares outstanding(shares)	806,013,341	806,013,341	806,012,779	806,012,779
Basic EPS	(44)	572	(44)	511

Meanwhile, as there is no dilution effect for the three months and six months ended June 30, 2012 and 2011, respectively, the Company’s diluted EPS is equal to its common earnings per share.

25. INSURANCE

As of June 30, 2012, the Company carries director and officer liability insurance and property insurance with Samsung Fire & Marine Insurance Co., Ltd. The insurance coverages are 50,000 million Won and 488 million Won, respectively.

26. RELATED PARTY TRANSACTIONS

Significant balances as of June 30, 2012 and December 31, 2011 and major transactions for the six months ended June 30, 2012 and 2011 between the Company and its subsidiaries, jointly controlled entities or associates are as follows:

(1)	Related parties

Government related entity	Consolidated subsidiaries	Jointly controlled entities and associates
Korea deposit	Woori Bank, Kyongnam Bank, Kwangju Bank,	Woori Aviva Life Insurance Co., Ltd.,
insurance	Woori FIS Co., Ltd., Woori F&I Co., Ltd.,	Woori Service Networks Co., Ltd.,
corporation	Woori Investment Securities Co., Ltd.,	Korea Credit Bureau Co., Ltd.,
	Woori Asset Management Co., Ltd.,	Korea Finance Security Co., Ltd.,
	Woori Private Equity Co., Ltd.,	Woori Blackstone Korea Opportunity
	Woori Financial Co., Ltd.,	Private Equity Fund I,
	Woori FG Savings Bank,	Kumho Tires Co., Ltd.,
	Woori Credit Information Co., Ltd.,	United PF 1st Corporate Financial
	Woori America Bank, Woori China Bank,	Stability, LIG E&C Co., Ltd,
	Woori Global Markets Asia Ltd.,	Hyunjin Co., Ltd, Pi City Co., Ltd.,
	Woori Russia Bank, P.T. Bank Woori Indonesia,	Chin Hung International, Inc.
	Korea BTL Infrastructure Fund,	Seoul Lakeside Co., Ltd.,
	Woori Fund Service Co., Ltd.,	Woori Renaissance Holdings,
	Woori Futures Co., Ltd.,	Phoenix Digital Tech Co., Ltd.,
	Woori Investment Securities Int’l Ltd.,	Bonghwang Semiconductor Yuhan
	Woori Investment Securities (H.K.) Ltd.,	Gongsa,
	Woori Investment Securities America Inc.,	Chungdo Woori Century Security Corp,
	MARS First Private Equity Fund,	Ltd.,
	MARS INS First Ltd,	Woori SB Fifth Asset Securitization
	MARS Second Private Equity Fund,	Specialty and 17 SPCs.
Woori Investment Asia PTE Ltd.,
Woori Absolute Partners PTE Ltd.,
Woori Absolute Global Opportunity Fund,
LG Investment Holding B.V. (Amsterdam) GG, Connacht Capital Market Investment,
Woori Korindo Securities Indonesia,
Woori CBV Securities Corporation,
Woori Absolute Return Investment Strategies Fund, Kumho Investment Bank Co., Ltd.,
Sahn Eagles LLC, Two Eagles LLC,
Woori EL Co., Ltd., Woori Giant First Co., LLC.
Woori Investment Advisory Co., Ltd., (Beijing), Kofc Woori Growth Champ Private Equity Fund,
Woori AMC Co., Ltd., Woori Private Equity Fund,
Woori Bank principal and interest Trust and 2 principal and interest trusts,
Woori F&I Seventh Asset Securitization Specialty and 50 SPCs,
Woori Heritage Longshort Private Equity trusts I and 42 beneficiary certificates.

(2)	Receivables and payables with consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		June 30, 2012	December 31, 2011
Receivables	Woori Bank	34,831	34,178	Leasehold deposits
		445,058	33,538	Cash and cash equivalents
		529	53	Interest receivables
		1,344	1,997	Prepaid expenses
		114,317	197,938	Consolidated corporate taxes assets
	Kyongnam Bank	7,976	—	Deposits
		73	—	Interest receivables
		9,842	—	Consolidated corporate taxes assets
	Kwangju Bank	28,213	—	Deposits
		259	—	Interest receivables
	Woori FIS	42	785	Consolidated corporate taxes assets
		12	—	Receivables
	Woori PE	344	368	Consolidated corporate taxes assets
	Woori Asset Management	200	—	Consolidated corporate taxes assets
	Woori Financial	1,000	1,000	Loans
		4	4	Interest receivables
	Woori F&I	3,180	—	Consolidated corporate taxes assets
	Woori Credit Information	553	560	Consolidated corporate taxes assets
	Woori AMC	1,644	2,305	Consolidated corporate taxes assets
	Woori FG Savings Bank	131	569	Consolidated corporate taxes assets
	Woori Fund Service	11	—	Consolidated corporate taxes assets

		649,563	273,295

Payables	Woori Bank	285	483	Accounts payables
		5,017	5,207	Retirement plan assets
	Kwangju Bank	3,590	—	Consolidated corporate taxes liabilities
	Woori F&I	—	780	Consolidated corporate taxes liabilities
	Woori Asset Management	—	382	Consolidated corporate taxes liabilities
	Woori FIS	319	179	Accounts payables
	Woori Fund Service	—	2	Consolidated corporate taxes liabilities

		9,211	7,033

(3)	Receivables and payables with related parties other than consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		June 30, 2012	December 31, 2011
Receivables	Woori Aviva Life Insurance Co., Ltd.	2,009	1,460	Receivables

(4)	Transactions with consolidated subsidiaries (Unit: Korean Won in millions):

		For the six months ended June 30
		2012	2011
Revenues	Woori Bank	23,271	29,461	Brand royalty income
		4,745	1,906	Interest on deposits
		653	566	Interest related to leasehold deposits
		479,053	387,725	Dividends
		106	—	Other operating income
	Kyongnam Bank	871	699	Brand royalty income
		73	408	Interest on deposits
		7,976	50,503	Dividends
	Kwangju Bank	578	470	Brand royalty income
		259	294	Interest on deposits
		28,213	36,912	Dividends
	Woori Financial	295	194	Brand royalty income
		25	25	Interest on loans
		8,108	5,078	Dividends
	Woori FIS	290	215	Brand royalty income
		142	—	Other operating income
	Woori F&I	52	35	Brand royalty income
		21,574	20,220	Dividends
	Woori Investment & Securities	3,888	4,191	Brand royalty income
		124	—	Other operating income
		17,348	13,897	Dividends
	Woori Asset Management	36	34	Brand royalty income
		—	1,673	Dividends
	Woori PE	8	3	Brand royalty income
	Woori Futures	48	—	Brand royalty income
	Woori AMC	16	—	Brand royalty income
	Woori Credit Information	36	—	Brand royalty income

		597,788	554,509

Expenses	Woori Bank	406	376	Maintenance expenses
		653	566	Rent
		38	181	Retirement benefit
		57	—	Service fees
		106	—	Other fees
	Woori FIS	1,141	938	Service fees
		—	18	Other fees

		2,401	2,079

(5)	Transactions with related parties other than consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		For the six months ended June 30
		2012	2011
Revenues	Woori Aviva Life Insurance Co., Ltd.	683	323	Brand royalty income

(6)	Compensation to managements are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2012	2011
Short-term employee benefit	2,187	2,238
Retirement benefit	83	150

	2,270	2,388

27. STATEMENTS OF CASH FLOW

The significant transactions without cash flows are as follows (Unit: Korean Won in million):

	For the six months ended June 30
	2012	2011
Dividend of hybrid securities	662	—

28. AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT PLAN

(1) Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and KDIC have entered into agreements to implement management improvement plans. Under the agreements, the three subsidiaries are obligated to improve their respective financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative ratio, non-performing loan rate and adjusted operating income per person. If the three subsidiaries fail to make improvements, the KDIC can enforce the three subsidiaries to increase or decrease their capital, pursue mergers, transfer of loans and deposits, or close or sell parts of their business operations.

(2) Since July 2, 2001, the Company and KDIC have entered into an agreement whereby the Company would integrate the aforementioned subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve their performances. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case the plan fails.

(3) In addition to the agreement on July 2, 2001, in order to implement the aforementioned agreements, the Company and its three subsidiaries entered management implementation agreements. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.